   As filed with the Securities and Exchange Commission on January 20, 1999
                   Registration File Nos. 333-86231/811-9115

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO

                                   FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
         (Complete Address of Depositor's Principal Executive Offices)

                              Frank A. Camp, Esq.
                  Vice President and Division General Counsel
                          PFL Life Insurance Company
                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
               (Name and Complete Address of Agent for Service)

                                  Copies to:

                          Frederick R. Bellamy, Esq.
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Legacy Builder Plus flexible premium variable life insurance policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
_________, 1999

PFL Life Insurance Company is offering Legacy Builder Plus (the "Policy"), the flexible premium variable life insurance policy described in this prospectus. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Cash Value to:

     . the Legacy Builder Variable Life Separate Account (the "variable account"), which invests in the portfolios listed on this page; or

     .    a fixed account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

Please note that the Policies and the portfolios:

     .    are not bank deposits
     .    are not federally insured
     .    are not endorsed by any bank or government agency
     .    are not guaranteed to achieve their goals
     .    are subject to risks, including loss of the amount invested.

The Policy generally will be a "modified endowment contract" for Federal income tax purposes. This means all loans, surrenders and partial surrenders are treated first as distributions of taxable income, and then as a return of basis. Prior to your age 59 1/2, all these distributions generally are subject to a 10% penalty tax.

--------------------------------------------------------------------------------
                The Securities and Exchange Commission has not
              approved or disapproved this Policy or determined
              that this prospectus is accurate or complete.  Any
             representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

================================================================================

                              Legacy Builder Plus

                        Flexible Premium Variable Life
                               Insurance Policy

                                   issued by

                     Legacy Builder Variable Life Separate
                                    Account
                                      and
                          PFL Life Insurance Company

                             4333 Edgewood Road NE
                           Cedar Rapids, Iowa 52499
                                (800) 732-7754

================================================================================

The available portfolios are:

 .    AIM Variable Insurance Funds, Inc.
          AIM V.I. Capital Appreciation Fund
          AIM V.I. Government Securities Fund
          AIM V.I. Growth & Income Fund
          AIM V.I. Value Fund

 .    Dreyfus Stock Index Fund

 .    Dreyfus Variable Investment Fund
          Dreyfus Money Market Portfolio
          Dreyfus Small Company Stock Portfolio

 .    MFS Variable Insurance Trust
          MFS Emerging Growth Series
          MFS Research Series
          MFS Total Return Series
          MFS Utilities Series

 .    Oppenheimer Variable Account Funds
          Oppenheimer Global Securities Fund/VA
          Oppenheimer Growth Fund/VA
          Oppenheimer Main Street Growth & Income Fund/VA
          Oppenheimer High Income Fund/VA
          Oppenheimer Strategic Bond Fund/VA

 .    WRL Series Fund, Inc.
          WRL VKAM Emerging Growth Portfolio
          WRL Janus Global Portfolio
          WRL Janus Growth Portfolio

Table of Contents
================================================================================

Glossary..................................................................   1

Policy Summary............................................................   3

Risk Summary..............................................................   3

Portfolio Expense Table...................................................   6

The Company and the Fixed Account.........................................  11
  PFL Life Insurance Company..............................................  11
  The Fixed Account.......................................................  11

The Variable Account and the Portfolios...................................  12
  The Variable Account....................................................  12
  The Portfolios..........................................................  13
  Your Right to Vote Portfolio Shares.....................................  15

The Policy................................................................  16
  Purchasing a Policy.....................................................  16
  When Insurance Coverage Takes Effect....................................  16
  Extending the Maturity Date.............................................  16
  Ownership Rights........................................................  17
     Changing the Owner...................................................  17
     Selecting and Changing the
       Beneficiary........................................................  17
     Assigning the Policy.................................................  17
  Canceling a Policy......................................................  18

Premiums..................................................................  18
  Premium Payments........................................................  18
  Allocating Premiums.....................................................  20

Policy Values.............................................................  20
  Cash Value..............................................................  20
  Growth Accelerator......................................................  21
  Cash Surrender Value....................................................  21
  Subaccount Value........................................................  21
  Unit Value..............................................................  21
  Fixed Account Value.....................................................  22

Charges and Deductions....................................................  22
  Premium Expense Charge..................................................  23
  Monthly Deduction.......................................................  23
     Cost of Insurance....................................................  23
     Monthly Policy Charge................................................  24
  Daily Charge............................................................  24
  Surrender Charge........................................................  24
  Partial Surrender Charge................................................  24
  Transfer Charge.........................................................  25
  Portfolio Expenses......................................................  25

Death Benefit.............................................................  25
  Death Benefit...........................................................  25
  Payment Options.........................................................  26

Full and Partial Surrenders...............................................  26
  Full Surrenders.........................................................  26
  Partial Surrenders......................................................  27

Transfers.................................................................  27
  Dollar Cost Averaging...................................................  28
  Asset Rebalancing Program...............................................  29

Loans.....................................................................  30
  Loan conditions.........................................................  30
  Effect of Policy Loans..................................................  31

Policy Lapse and Reinstatement............................................  31
  Lapse...................................................................  31
  Reinstatement...........................................................  32

Federal Tax Consideration.................................................  32


Other Policy Information..................................................  34
  Our Right to Contest the Policy.........................................  34
  Suicide Exclusion.......................................................  35
  Misstatement of Age or Sex..............................................  35
  Modifying the Policy....................................................  35
  Payments We Make........................................................  35
  Reports to Owners.......................................................  36
  Records.................................................................  36
  Policy Termination......................................................  36

Performance Data..........................................................  36

Additional Information....................................................  46
  Sale of Policies........................................................  46
  Legal Matters...........................................................  46
  Legal Proceedings.......................................................  46
  Year 2000 Matters.......................................................  46
  Experts.................................................................  47
  Financial Statements....................................................  47
  Additional Information about PFL Life
     Insurance Company....................................................  47
  PFL's Executive Officers and Directors..................................  47

Illustrations.............................................................  48

Glossary
================================================================================




Cash Value
The sum of your Policy's value in the subaccounts and the fixed account (including amounts held in the fixed account to secure any loans).

Cash Surrender Value
The amount we pay when you surrender your Policy. It is equal to: (1) the Cash Value as of the date of surrender; minus (2) any surrender charge; minus (3) any outstanding Policy loan; minus (4) any loan interest you owe.




Death benefit proceeds
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.




Initial premium
The amount you must pay before insurance coverage begins under this Policy. Your Policy's schedule page shows the initial premium. It must be at least $10,000.

Insured
The person whose life is insured by this Policy.

Lapse
If the Policy has an outstanding loan and you do not have enough Cash Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), the Policy will enter a 61-day grace period. The Policy will lapse (terminate without value) if you do not make a sufficient payment by the end of a grace period.




Maturity Date
The Policy anniversary when the insured reaches age 100 and life insurance coverage under this Policy ends. You may elect to continue the Policy beyond insured's age 100 under the extended maturity provision. However, the extended maturity provision may not be available in all states.

Monthly Date
This is the same day of each month as the Policy Date. If there is no Valuation Date in a calendar month that coincides with the Policy Date, the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Cash Value.

Monthly Deduction
The amount we deduct from the Cash Value each month. The monthly deduction includes the cost of insurance charge, and any monthly administration charge.

Net Premium
The amount we receive as premium, less the premium expense charge.

Office
Our administrative and service office is Financial Markets Division, P.O. Box 3183, Cedar Rapids, Iowa 52406-3183; or 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. The telephone number is 1-800-732-7754.

Owner (you, your)
The person entitled to exercise all rights as owner under the Policy.

Policy Date
The date when we complete our underwriting process, full life insurance coverage goes into effect, we issue the Policy, and we begin to deduct the Monthly Deductions. Your Policy's schedule page shows the Policy Date. The free look period begins on the Policy Date. We measure Policy months, years, and anniversaries from the Policy Date.

Premiums
All payments you make under the Policy other than loan repayments.

Reallocation Date
The date shown on the Policy schedule page when we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Subaccount
A subdivision of the Legacy Builder Variable Life Separate Account. We invest each subaccount's assets exclusively in shares of one investment portfolio.

Surrender
To cancel the Policy by signed request from the owner.

Valuation Date
Each day that both the New York Stock Exchange and PFL Life Insurance Company are open for business, except for any days when a subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus, there are no days when both the New York Stock Exchange and PFL are open for business and an investment portfolio does not value its shares.

Valuation Period
The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

Variable account
Legacy Builder Variable Life Separate Account. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.




Written notice
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Office.

Policy Summary
================================================================================

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. All capitalized words and phrases, and a number of others, are defined or explained in the Glossary.

                                   Premiums

 . You can select a premium payment plan but you are not required to pay premiums according to the plan. You can vary the frequency and amount, and can skip premium payments. We will not accept any premiums after the insured reaches age 100.

 . In general, the minimum initial premium is $10,000, and the minimum additional premium is $5,000.

 .  If the insured qualifies for simplified underwriting:

   - Conditional life insurance coverage begins as soon as you complete an application and pay an initial premium.

   - The maximum initial premium you may pay is $1,500 multiplied by the insured's age at issue. (For example, if the insured is age 50 at issue, the maximum initial premium for simplified underwriting is $75,000.)

   - You may pay the maximum initial premium at issue or at any time during the first 2 Policy years; however, premiums paid in the second Policy year may not exceed premiums paid in the first Policy year.

   - In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

 .  If the insured undergoes full underwriting:

   - You designate the total premium for which we will underwrite the insured (the "underwriting premium").

   - At issue, you must pay an amount equal to the greater of: (1) 50% of the underwriting premium; or (2) the underwriting premium minus $100,000.

   - In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

 . If you have no outstanding loans (or if you fully repay a loan), then we guarantee that your Policy will never lapse.

 . If you have an outstanding loan, your Policy will enter a 61-day grace period whenever the loan amount exceeds the Cash Value minus any surrender charge. The loan amount is the total amount of all outstanding Policy loans, including both principal and interest due. If that occurs, then your Policy will terminate without value unless you make a sufficient payment during the grace period. See "Risk of Lapse," and "Policy Lapse and Reinstatement."

 . Once we issue your Policy, the free look period begins. The free look period is the period when you may return the Policy and receive a refund. The length of the free look period varies by state. See "Canceling a Policy." The front cover of your Policy shows the applicable free look period.

 . We put all premiums (minus any premium expense charge) in the fixed account until the Reallocation Date.

                              Investment options

You may allocate your money among the variable account investment options, and the fixed account options.

Variable Account:

 . You may allocate the money in your Policy to any of the subaccounts of the variable account. We do not guarantee any money you place in the subaccounts. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.

 . Each subaccount invests exclusively in one of the following investment portfolios:

                    [_] AIM Variable Insurance Funds, Inc.
                      AIM V.I. Capital Appreciation Fund
                      AIM V.I. Government Securities Fund
                         AIM V.I. Growth & Income Fund
                              AIM V.I. Value Fund

                         [_] Dreyfus Stock Index Fund

                     [_] Dreyfus Variable Investment Fund
                        Dreyfus Money Market Portfolio
                     Dreyfus Small Company Stock Portfolio

                       [_] MFS Variable Insurance Trust
                          MFS Emerging Growth Series
                              MFS Research Series
                            MFS Total Return Series
                             MFS Utilities Series

                    [_] Oppenheimer Variable Account Funds
                     Oppenheimer Global Securities Fund/VA
                          Oppenheimer Growth Fund/VA
                Oppenheimer Main Street Growth & Income Fund/VA
                        Oppenheimer High Income Fund/VA
                      Oppenheimer Strategic Bond Fund/VA

                           [_] WRL Series Fund, Inc.
                      WRL VKAM Emerging Growth Portfolio
                          WRL Janus Global Portfolio
                          WRL Janus Growth Portfolio


Fixed Account:

 . You may also place money in the basic fixed account where it earns interest at an annual rate of at least 3%. We may declare a higher rate of interest, but we are not obligated to do so.

 . At the time of purchase, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3.0%. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the variable subaccounts according to your instructions.

                                  Cash Value


 . Cash Value is the sum of your amounts in the subaccounts and the fixed account. If you have any loans outstanding, Cash Value also includes amounts we hold in our fixed account to secure any loans.

 . Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (transfers, partial surrenders, and loans.)

 . Cash Value is the starting point for calculating important values under the Policy, such as the Cash Surrender Value and the death benefit.

 . Your Policy may lapse if you do not have sufficient Cash Surrender Value to pay the monthly deductions.

 . Growth Accelerator: At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

   X Cash Value is greater than 200% of the total premiums paid; and X Cash Value exceeds $50,000.

 . We do not guarantee a minimum Cash Value. Cash Value can go down -- all the way to zero.

                            Charges and Deductions

$  Premium expense charge: We deduct a premium expense charge equal to the
   ----------------------
   actual premium tax imposed by the state where we issue your Policy. Premium taxes currently range from 0.50% to 3.50% of each premium payment. We credit the remaining net premium to your Cash Value.

$  Monthly Deduction. On the Policy Date and on each Monthly Date, we deduct the
   -----------------
   following charges on a pro-rata basis from each subaccount and the fixed account:

   -  a cost of insurance charge for the Policy

   -  a monthly Policy charge including two components:

      (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

      (2) a monthly asset based charge equal to 0.55% annually of the assets in the variable account. We deduct this charge from the assets in the variable account during the first 10 Policy years.

$  Surrender charge: During the first 6 years after a premium payment, we deduct
   ----------------
   a 7% surrender charge on any surrender attributable to the premium. A separate surrender charge applies to each premium payment.

   We deduct a 7% surrender charge on the entire amount of any full or partial surrender during the first Policy year. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premiums) free of charge; however, the 7% surrender charge will apply to the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within the 6 years prior to the partial surrender.

$  Daily Charge: We deduct a daily charge equal (on an annual basis) to 0.75% of
   ------------
   the average daily net assets of the variable account.

$  Transfer charge: We currently assess no charge for transfers.  We reserve the
   ---------------
   right to charge $10 for the 13th and each additional transfer in a Policy year.

$  Portfolio Expenses:  The portfolios deduct investment advisory (management)
   ------------------
   fees and other expenses from their assets. These charges vary by portfolio and in 1998 the total annual amount of these charges ranged from 0.26% to 1.01% of average portfolio assets.

Portfolio Expense Table
================================================================================

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1998. Expenses of the portfolios may be higher or lower in the future. For more information on the management fees described in this table, see the portfolios' prospectuses.

Annual Portfolio Operating Expenses (as a percentage of average net assets and after fee waivers and expense reimbursements)

                                             Management      Other         Rule      Total Annual
 Portfolio                                      Fees        Expenses    12b-1 Fees     Expenses
 AIM V.I. Capital Appreciation                  0.62%        0.05%          --           0.67%
 AIM V.I. Government Securities                 0.50%        0.26%          --           0.76%
 AIM V.I. Growth & Income                       0.61%        0.04%          --           0.65%
 AIM V.I. Value                                 0.61%        0.05%          --           0.66%
 Dreyfus Money Market                           0.50%        0.06%          --           0.56%
 Dreyfus Small Company Stock                    0.75%        0.23%          --           0.98%
 Dreyfus Stock Index                            0.25%        0.01%          --           0.26%
 MFS Emerging Growth (1)                        0.75%        0.10%          --           0.85%
 MFS Research (1)                               0.75%        0.11%          --           0.86%
 MFS Total Return (1)                           0.75%        0.16%          --           0.91%
 MFS Utilities (1)                              0.75%        0.26%          --           1.01%
 Oppenheimer Global Securities                  0.68%        0.06%          --           0.74%
 Oppenheimer Growth                             0.73%        0.02%          --           0.75%
 Oppenheimer Main Street Growth & Income        0.74%        0.05%          --           0.79%
 Oppenheimer High Income                        0.74%        0.04%          --           0.78%
 Oppenheimer Strategic Bond                     0.74%        0.06%          --           0.80%
 WRL VKAM Emerging Growth (2)                   0.80%        0.09%          --           0.89%
 WRL Janus Global (2)(3)                        0.80%        0.15%          --           0.95%
 WRL Janus Growth (2)(4)                        0.78%        0.05%          --           0.83%

(1) These portfolios have an expense offset arrangement which reduces their custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the portfolio's expenses. Expenses stated in this table do not take into account these expense reductions, and are therefore higher than the actual expenses of the portfolios.

(2) Effective January 1, 1997, the Board of the WRL Series Fund, Inc. authorized the fund to charge each portfolio of the fund, including WRL VKAM Emerging Growth, WRL Janus Global, and WRL Janus Growth, an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the fund will not deduct the fee from any portfolio before April 30, 2000. The fund will provide advance written notice if a Rule 12b-1 fee is deducted. See the WRL Series Fund, Inc.'s prospectus for more details.

(3) WRL Investment Management, Inc. ("WRL Management") currently waives 0.025% of its advisory fee for this portfolio's average daily net assets above $2 billion (net fee -- 0.775%). This waiver is voluntary and may be terminated at any time upon 90 days' notice to the fund.

(4) WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of this portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's assets above $3 billion (net fee -- 0.75%). This waiver is voluntary and may be terminated at any time upon 90 days' notice to the fund.

                                  Surrenders

 . Full surrender: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (that is, the Cash Value minus any surrender charge, and minus any outstanding loan amount including any accrued interest).

 . Partial surrenders: You may make a written request to withdraw part of the Cash Value, subject to the following rules:

   -  You must request at least $500;

   - At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender;

   - During the first Policy year, any amount you surrender is subject to a surrender charge; and

   - After the first Policy year, you may surrender amounts up to your Policy's gain (Cash Value minus premiums paid) free of charge.

 . A partial surrender automatically causes a pro-rata reduction in the death benefit.

 . Full and partial surrenders may be taxable and, prior to your age 59 1/2, may be subject to a 10% tax penalty.

 . When assessing the 7% surrender charge, we deem premiums to be withdrawn on a "first-in-first-out" (FIFO) basis.

                                 Death Benefit

 . While the Policy is in force, the death benefit is the greater of: (1) the Basic Death Benefit; or (2) the Guaranteed Minimum Death Benefit ("GMDB").

 . Basic Death Benefit: The Basic Death Benefit is equal to the Cash Value divided by the net single premium. The net single premium is calculated using guaranteed cost of insurance charges with a 4.5% interest rate. The Basic Death Benefit will change monthly due to changes in the Cash Value. The net single premium will change annually.

 . Guaranteed Minimum Death Benefit: The GMDB is the greater of premiums paid or highest Cash Value on a Policy anniversary prior to the insured's age 75
   (both adjusted for partial surrenders). At the insured's age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders.

 .  We deduct any unpaid loans from the proceeds payable on the insured's death.

                                   Transfers

 . Each year, you may make an unlimited number of transfers of Cash Value from the subaccounts and the fixed account.

 . Transfers from subaccounts must be at least $500, or, if less, the total value in the subaccount.

 . Transfers from the fixed account each Policy year may not exceed the greater of:

   -  25% of the amount in the fixed account; or

   -  $1,000.

   If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account.

 . We may charge $10 for the 13th and each additional transfer during a Policy year.

 .  We do not impose transfer charges for Dollar Cost Averaging or Asset
   Rebalancing.

                                     Loans

 . You may take a loan against the Policy for any amount from $500 up to 90% of the Cash Value net of surrender charge, minus any outstanding loans and interest you owe.

 . To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account (part of our general account).

 . Amounts in the loan account earn interest at the guaranteed minimum rate of 3% per year.

 . We currently charge you an interest rate of 4.5% per year on your loan. We guarantee that this interest rate will not exceed 6% per year. Interest is due and payable at the end of each calendar quarter. Unpaid interest becomes part of the outstanding loan.

 . Loan interest generally is not tax deductible (consult your tax advisor for possible exceptions).

 . You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they equal or exceed minimum premium amounts.

 .  We deduct any unpaid loans from the proceeds payable on the insured's death.

 . Loans taken from, or secured by, this Policy generally will be taxed as distributions and, prior to age 59 1/2, a tax penalty may apply.

 .  The "no-lapse guarantee" does not apply if there is an outstanding loan.

Risk Summary
===============================================================================


Investment Risk   If you invest your Cash Value in one or more subaccounts, then you will be subject to the risk that investment performance will be unfavorable and that the Cash Value will decrease. You could lose everything you invest. If you select the fixed account, then we credit your Cash Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

                  Because we deduct charges from Cash Value every month, if investment results are negative or not sufficiently favorable, then your Cash Surrender Value may fall to zero. If your Cash Surrender Value is zero and you have an outstanding loan, then your Policy will enter a 61-day grace period. Unless you make a sufficient payment during the grace period, the Policy will lapse without value and insurance coverage will no longer be in effect. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, then you may be able to draw upon Cash Value, through partial surrenders and loans.
-------------------------------------------------------------------------------

Risk of Lapse     If you do not have an outstanding loan, we guarantee that your
                  Policy will never lapse (terminate without value), regardless of investment performance.

                  If you have an outstanding loan and your Cash Surrender Value becomes zero, then the Policy will enter a 61-day grace period.

                  Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will lapse, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans. You might not be able to reinstate a policy that has lapsed (depending on applicable state law).
-------------------------------------------------------------------------------

Tax Risks         We anticipate that the Policy should be deemed a life
                  insurance contract under Federal tax law. However, there is some uncertainty in this regard. The Policy generally will be treated as a modified endowment contract ("MEC") under Federal tax laws (except, in some cases for a Policy issued in
                  exchange for another life issuance policy that was not a MEC).
                                                                     ---
                  If a Policy is treated as a MEC, then surrenders, partial
                  surrenders, and loans under a Policy will be taxable as
                  ordinary income to the extent there are earnings in the
                  Policy. In addition, a 10% penalty tax may be imposed on
                  surrenders, partial surrenders, and loans taken before you reach age 59 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.
-------------------------------------------------------------------------------

Surrender Charge  The 7% surrender charge under this Policy applies for 6 years after each premium payment. You should purchase this Policy only if you have the financial ability to keep it in force for a substantial period of time.

                  Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy
                          ---
                  will lapse. Cash Surrender Value (that is, Cash Value minus any surrender charges and outstanding loans) is one measure we use to determine whether your Policy will enter a grace period, and possibly lapse.
-------------------------------------------------------------------------------

 Partial          You may request partial surrenders of a portion of the Cash
Surrender         Surrender Value. After the first Policy year, you may request
 Limits           partial surrenders of amounts up to your Policy's gain free of charge. The amount partially surrendered must be at least
                  $500 and must not cause the Cash Surrender Value after the partial surrender to be less than $5,000. We impose a 7% surrender charge on the portion of any surrender that exceeds the gain in the Policy and is attributable to a premium paid within the 6 years prior to the surrender.

                  A partial surrender reduces the Cash Surrender Value, so it will increase the risk that the Policy will lapse. A partial surrender will reduce the death benefit and also may have tax consequences.
-------------------------------------------------------------------------------

Loan Risks        A Policy loan, whether or not repaid, will affect Cash Value over time because we subtract the amount of the loan from the subaccounts and fixed account as collateral. We then credit a fixed interest rate of 3.0% to the collateral in the loan account. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

                  A Policy loan affects the death benefit because a loan reduces the death benefit proceeds and Cash Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                  While a loan is outstanding, the "no-lapse guarantee" does not
                                                                        --------
                  apply. See Policy Lapse and Reinstatement.
                  -----

                  A Policy loan could make it more likely that a Policy would terminate. There is a risk that if the loan reduces your Cash Surrender Value to too low an amount and investment results are unfavorable, then the Policy will lapse, resulting in loss of insurance and possibly adverse tax consequences. A loan will likely be taxed as a partial surrender and a 10% penalty tax may apply.
-------------------------------------------------------------------------------

Comparison with    Like fixed benefit life insurance, the Policy offers a death
 Other Insurance   benefit and provides a Cash Value, loan privileges and a
  Policies         value on surrender. However, the Policy differs from a fixed benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Cash Surrender Value will always vary with the investment results of your selected subaccounts.

                   As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.
-------------------------------------------------------------------------------

Illustrations      The hypothetical illustrations in this prospectus or used in connection with the purchase of a Policy are based on
                   hypothetical rates of return. These rates are not guaranteed, and are provided only to illustrate how the Policy charges and hypothetical rates of return affect death benefit levels,
                   Cash Value and Cash Surrender Value of the Policy. We may
                   also illustrate Policy values based on the adjusted
                   historical performance of the portfolios since the
                   portfolios' inception, reduced by Policy and subaccount
                   charges. The hypothetical and adjusted historic portfolio
                   rates illustrated should not be considered to represent past or future performance. Actual rates of return undoubtedly
                   will be higher or lower than those illustrated, so the values under your Policy will be different from those illustrated.
-------------------------------------------------------------------------------

The Company and the Fixed Account
===============================================================================


PFL Life Insurance Company

PFL Life Insurance Company ("PFL," "Company," "we," "us" or "our") is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961. PFL established the separate account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options under the Policy.

IMSA. PFL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, PFL may use the IMSA logo and language in advertisements.

The Fixed Account

The basic fixed account is part of PFL's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PFL has sole discretion over investment of the fixed account's assets. PFL bears the full investment risk for all amounts contributed to the fixed account. PFL guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Dollar Cost Averaging Fixed Account. At the time you purchase a Policy, you may place your entire initial premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We may declare a higher rate of interest at our sole discretion. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months and place it in the subaccounts and basic fixed account according to your instructions. The first such transfer occurs on the Monthly Date after the Reallocation Date. In the last month of the DCA Fixed Account term, we will transfer interest accrued on the premium.

There is no charge for participating in the DCA Fixed Account, and transfers under this program do not count in determining any transfer charge.

We reserve the right to stop offering the DCA Fixed Account at any time for any reason.

The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.


The Variable Account and the Portfolios
===============================================================================

The Variable Account

PFL established the variable account as a separate investment account under Iowa law on November 20, 1998. PFL owns the assets in the variable account and is obligated to pay all benefits under the Policies. PFL may use the variable account to support other variable life insurance policies PFL issues. The variable account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

The variable account is divided into subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:

     .  AIM Variable Insurance Funds, Inc.
        (managed by AIM Advisors, Inc.)

     .  Dreyfus Variable Investment Fund
        (managed by The Dreyfus Corporation)

     .  Dreyfus Stock Index Fund (managed by The
        Dreyfus Corporation)

     .  MFS Variable Insurance Trust (managed by
        Massachusetts Financial Services Company)

     . Oppenheimer Variable Account Funds (managed by OppenheimerFunds, Inc.)

     .  WRL Series Fund, Inc. (managed by WRL
        Investment Management, Inc.)

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the variable account reflect the subaccount's own investment experience and not the investment experience of our other assets. The variable account's assets may not be used to pay any of PFL's liabilities other than those arising from the Policies. If the variable account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, PFL reserves the right to:

     1. Create new separate accounts;

     2. Combine separate accounts, including the variable account;

     3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

     4. Make new portfolios available under the variable account or remove existing portfolios;

     5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the variable account's purposes;

     6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;

     7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

     8. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.


The Portfolios

The variable account invests in shares of certain portfolios of the Funds. Each of the Funds is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the Funds. You should read the Funds' prospectuses carefully.

 Portfolio                               Investment Objective
 ---------                               --------------------

 AIM V.I. Capital     .  Seeks capital appreciation through investments in
 Appreciation            common stocks, with emphasis on medium-sized and
                         smaller emerging growth companies.

 Aim V.I.             .  Seeks to achieve a high level of current income
 Government              consistent with reasonable concern for safety of
 Securities              principal by investing in debt securities issued,
                         guaranteed or otherwise backed by the United States
                         Government.

 AIM V.I. Growth      .  Seeks growth of capital, with current income as a
 & Income                secondary objective.

 AIM V.I. Value       .  Seeks to achieve long-term growth of capital by
                         investing primarily in equity securities judged by the investment adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

 Dreyfus Money        .  Seeks to provide as high a level of current income as
 Market                  is consistent with the preservation of capital and the
                         maintenance of liquidity.

 Dreyfus Small        .  Seeks to provide investment results that are greater
 Company Stock           than the total return performance of publicly-traded
                         common stocks in the aggregate, as represented by the Russell 2500(R) Index.

 Dreyfus Stock        .  Seeks to provide investment results that correspond to
 Index                   the price and yield performance of publicly traded
                         common stocks in the aggregate, as represented by the Standard & Poor's 500(R) Composite Stock Price Index.

 MFS Emerging         .  Seeks to provide long-term growth of capital.
 Growth

 MFS Research         .  Seeks to provide long-term growth of capital and
                         future income.

MFS Total Return      .  Seeks to provide above-average income (compared to a
                         portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

 MFS Utilities        .  Seeks capital growth and current income (income above
                         that available from a portfolio invested entirely in equity securities).

 Oppenheimer          .  Seeks long-term capital appreciation by investing a
 Global                  substantial portion of its assets in securities of
 Securities              foreign issuers, "growth-type" companies, cyclical
                         industries and special situations which are considered to have appreciation possibilities, but which may be considered to be speculative.

 Oppenheimer          .  Seeks to achieve capital appreciation by investing in
 Growth                  securities of well-known established companies.

 Oppenheimer Main     .  Seeks a high total return (which includes growth in
 Street  Growth          the value of its shares as well as current income)
 & Income                from equity and debt securities.

 Oppenheimer High     .  Seeks a high level of current income from investment
 Income                  in high yield fixed-income securities.  High Income's
                         investments include unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

 Oppenheimer          .  Seeks a high level of current income principally
 Strategic Bond          derived from interest on debt securities and seeks to
                         enhance such income by writing covered call options on debt securities.

 RL VKAM              .  Seeks capital appreciation by investing primarily in
 Emerging Growth         common stocks of small and medium sized companies.

 WRL Janus Global     .  Seeks long-term growth of capital in a manner
                         consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

 WRL Janus Growth     .  Seeks growth of capital by investing primarily in
                         common stocks listed on a national securities exchange or traded on NASDAQ.

In addition to the variable account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither PFL nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (or Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a fund's Board of Directors (Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, then variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

These portfolios are not available for purchase directly by the general public, and are not the same as other portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment results of any of the portfolios available under the Policy will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

Please read the attached portfolio prospectuses to obtain more complete information regarding the portfolios. Keep these prospectuses for future reference.


Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Cash Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

The Policy
===============================================================================

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

We determine the basic death benefit for a Policy based on the age of the insured when we issue the Policy, the initial premium paid, and other characteristics of the proposed insured(s) such as age, gender and risk class.

Generally, the Policy is available for insureds between issue ages 30-80 for standard risk classes, and between issue ages 30-70 for non-standard risk classes. We use different underwriting standards (simplified underwriting, or full underwriting) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right: (1) to modify our underwriting requirements at any time; or (2) to reject an application for any reason permitted by law. There is no insurance coverage until we complete our underwriting process and accept the application.


When Insurance Coverage Takes Effect

Once we determine that the insured meets our underwriting requirements, insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (less charges) to the fixed account. On the Reallocation Date, we will transfer your Cash Value from the fixed account to the subaccounts or maintain your Cash Value in the fixed account as you directed on your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Full insurance coverage under the Policy will take effect only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.


Extending the Maturity Date

You may request to extend the Maturity Date for your Policy. You must make your request in writing and we must receive it at least 90 days, but no more than 180 days, prior to the scheduled Maturity Date. After you extend the Maturity Date, we will automatically extend your Maturity Date every year unless you direct us in writing to do otherwise. Interest on any outstanding Policy loan will continue to accrue during the period for which the Maturity Date is extended.

The Cash Value at the Maturity Date will be equal to the death benefit, less any indebtedness. If you choose to extend the Maturity Date, the Cash Value will continue to earn interest and no monthly deductions will be deducted from the Cash Value.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner

     . You may change the owner by providing a written request to us at any time while the insured is alive.
     .    The change takes effect on the date that the written request is signed.
     . We are not liable for any actions we take before we receive the written request.
     . Changing the owner does not automatically change the beneficiary or the insured.
     .    Changing the owner may have tax consequences.

Selecting and Changing the Beneficiary

     . You designate the beneficiary (the person to receive the death benefit when the insured dies) in the application.
     . If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
     . If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
     . If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
     . You can change the beneficiary by providing us with a written request while the insured is living.
     . The change in beneficiary is effective as of the date you sign the written request.
     . We are not liable for any actions we take before we receive the written request.

Assigning the Policy

     .    You may assign Policy rights while the insured is alive.
     .    The owner retains any ownership rights that are not assigned.
     . Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
     . Claims under any assignment are subject to proof of interest and the extent of the assignment.
     . If you assign your Policy as collateral for a loan, you should consider that loans secured by this Policy are treated as distributions and could be subject to income tax and a 10% penalty if you are under age 59 1/2.

     .    We are not:
          - bound by any assignment unless we receive a written notice of the assignment;
          -    responsible for the validity of any assignment; or
          - liable for any actions we take before we receive written notice of the assignment.
     .    Assigning the Policy may have tax consequences.

Canceling a Policy

You may cancel a Policy during the free-look period by returning it to PFL at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund either (a) an amount equal to the Cash Value plus any charges we deducted, or (b) where required by state law, we will refund all premiums paid for the Policy.

Premiums
===============================================================================

Premium Payments

Before we issue a Policy, you must pay an initial premium equal to at least $10,000. Thereafter, you may pay premiums at any time and in any amount of $5,000 or more. However, because most additional premium payments will increase the death benefit, we will require additional underwriting for most additional premium payments.

We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code. Your Policy's schedule page will show the maximum additional premium you can pay during the first two Policy Years without additional underwriting. As indicated below, it is the Company's policy to use simplified issue underwriting for these Policies. However, the Company reserves the right to impose full underwriting on future premium payments. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premium payments until they are allowed by the maximum premium limitations. We reserve the right to modify our premium limitations at any time. You make all premium payments to our Office or to one of our authorized agents.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches age 100), or the date when either (1) the insured dies, or (2) the grace period ends without a sufficient payment, or (3) we receive your signed request to surrender the Policy.

The type of underwriting you qualify for depends upon the amount of premium paid at issue. Listed below are the two types of underwriting you may qualify for. See "Policy Summary- Premiums" for more information.

Simplified Issue Guidelines.

In the second and subsequent Policy years, you will have different options depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the simplified issue limit and the amount paid in the first Policy year, but not more than the amount paid in the first Policy year, with no additional underwriting. This option is only available if no partial withdrawals have been taken.

     2. Pay an amount that exceeds the limit in option (1) up to your attained Age times 1,500 subject to simplified issue underwriting. "Age" is defined as the insured's age on the Policy Date, plus the number of completed Policy years since the Policy Date.

     3. Pay an amount that exceeds the limit in option (2) on a fully underwritten basis.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age times 1,500). You may pay more than simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Fully Underwritten Guidelines.

In the second and subsequent Policy years, you will have different options available to you depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the underwriting premium and the amount paid in the first Policy year. The underwriting premium is the total premium that you designate yourself to be underwritten for. This option is only available if no partial withdrawals have been taken and if the underwriting premium actually exceeds total premium paid in the first Policy year.

     2. Pay an amount that exceeds the limit in option (1) up to the attained Age times 1,500 subject to simplified issue underwriting. Note that this option may not exist if the limit in (1) exceeds the attained Age times 1,500.

     3.  Pay an amount that exceeds the greater of the limit in options (1) and
         (2) on a fully underwritten basis.

     With respect to both options 2 and 3, the premium will not be accepted if you do not qualify for the underwriting class under which the Policy was issued.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age time 1,500). You may pay more than the simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Tax-Free Exchanges (1035 Exchanges). We may accept as part of your initial premium money from one contract that qualified for a tax-free exchange under
Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. We will accept a Section 1035 exchange of a contract with an outstanding loan; however, we will not preserve the loan (i.e., you will pay off the loan and transfer the net policy value). If you contemplate a tax-free exchange, you should consult a competent tax advisor to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct us to allocate your net premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

     . You must put at least 1% of each net premium in any subaccount or the fixed account you select (you can, of course, put nothing in some subaccounts or the fixed account).

     . Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

     . You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory).

     . Any allocation change will be effective on the date we record the change. We record the allocation change on the same day that we receive the request for the change.

     . We reserve the right to limit the number of premium allocation changes; and to limit the number of subaccount allocations in effect at any one time.

We will credit interest on your initial net premium from the date we receive payment and the necessary documents to the Reallocation Date. Interest will be credited at the current fixed account rate. Interest is guaranteed to equal at least 3% annually.

Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

On the Policy Date, we will allocate your Cash Value to the fixed account. We also allocate any net premiums we receive from the Policy Date to the Reallocation Date to the fixed account. On the Reallocation Date, we will reallocate the Cash Value in the fixed account to the subaccounts or retain it in the fixed account in accordance with the allocation percentages provided in the application. We invest all net premiums paid after the Reallocation Date on the Valuation Date we receive them. We credit these net premiums to the subaccounts (as appropriate) at the unit value next determined after we receive your payment. (Please refer to the Glossary for an explanation of the Reallocation Date.)


Policy Values
================================================================================

     Cash Value  .   serves as the starting point for calculating values under a
                     Policy;
                 .   equals the sum of all values in the fixed account and in
                     each subaccount of the variable account;
                 .   is determined on the Policy Date and on each Valuation
                     Date; and has no guaranteed minimum amount and may be more or less than premiums paid (except for amounts allocated to the fixed account).

Growth Accelerator

At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     . Cash Value is greater than 200% of the total premiums paid; and . Cash Value exceeds $50,000.

We will allocate the additional interest to the variable account and the fixed account on a pro-rata basis. We guarantee to credit the monthly interest (0.04167% multiplied by the Cash Value at the end of each month); however, the Policy needs to be requalified to meet the specified requirements on a year-to-year basis. There is no charge for this benefit.

Cash Surrender Value

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

Cash Surrender       .   the Cash Value as of such date; minus
Value on any         .   any surrender charge as of such date; minus
Valuation Date       .   any outstanding Policy loans; minus
equals:              .   any interest you owe on the Policy loans.



Subaccount Value

Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of        .   the initial units purchased at the unit value on the
units in any             Policy Date; plus
subaccount on        .   units purchased with additional net premiums; plus
any Valuation        .   units purchased via transfers from another subaccount
Date equals:             or the fixed account; plus
                     .   units purchased via growth accelerator, if any; minus
                     .   units redeemed to pay for monthly deductions; minus
                     .   units redeemed to pay for partial surrenders; minus
                     .   units redeemed as part of a transfer to another
                         subaccount or the fixed account.

Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.

Unit Value

We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.


The unit value of    .    the total value of the assets held in the subaccount, determined by multiplying the
any subaccount            number of shares of the designated portfolio owned by the subaccount times the
at the end of a           portfolio's net asset value per share; minus
Valuation Period     .    a deduction for the mortality and expense risk charge; minus
is calculated as:    .    the accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; the subaccount;
                          and the result divided by
                    .     the number of outstanding units in the subaccount.


Fixed Account Value

On the Policy Date, the fixed account value is equal to the net premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.


The fixed account         .   the net premium(s) allocated to the fixed account; plus
value at the end of       .   any amounts transferred to the fixed account; plus
any Valuation             .   interest credited to the fixed account; plus
Period is equal to:       .   amount credited via growth accelerator, if any; minus
                          .   amounts charged to pay for monthly deductions; minus
                          .   amounts withdrawn from the fixed account; minus
                          .   amounts transferred from the fixed account to a subaccount.


Charges and Deductions
================================================================================

This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.


Services and              .   the death benefit, cash and loan benefits under the Policy
benefits we               .   investment options, including premium allocations
provide:                  .   administration of elective options and the distribution of reports to owners
-----------------------------------------------------------------------------------------------------------------------------


Costs and                 .   costs associated with processing and underwriting applications, issuing and
expenses we               .   administering the Policy
incur:                    .   overhead and other expenses for providing services and benefits
                          .   sales and marketing expenses
                          .   other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees
------------------------------------------------------------------------------------------------------------------------------

Risks we assume:          .   that the cost of insurance charges we may deduct are insufficient to meet our actual claims because insureds die sooner than we estimate
                          .   that the costs of providing the services and benefits under the Policies exceed the charges we deduct
--------------------------------------------------------------------------------------------------------------------------------

Premium Expense Charge

When you make a premium payment, we deduct a premium expense charge equal to the premium tax imposed by the state where we issue your Policy. State premium taxes currently range from 0.50% to 3.50% of each premium payment. After we deduct any premium expense charge, we apply the remaining amount (the net premium) to the subaccounts and the fixed account according to your allocation instructions. The premium expense charge compensates us for state premium taxes.

Monthly Deduction

We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthly Date. We will make deductions from each subaccount and the fixed account on a pro rata basis (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthly
Date). If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts. Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has two components:

     1. The cost of insurance charge for the Policy; plus
     2. The monthly Policy charge, if applicable.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying the amount of the death benefit that exceeds your Cash Surrender Value upon the insured's death). The charge depends on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.


Cost of           The cost of insurance charge is equal to:
Insurance
Charge              .    the cost of insurance rates; multiplied by
                    .    the net amount at risk for your Policy on the Monthly Date.

                  The net amount at risk is equal to:

                    .    the death benefit at the beginning of the month; divided by
                    .    a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed  monthly earnings at an annual rate of 3%); minus
                    .    the Cash Value at the beginning of the month.

We base the cost of insurance rates on the insured's age, gender, and risk class. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables (smoker/non-
smoker) and the insured's age and rate class.   For standard rate classes, these
guaranteed rates will never be greater than the rates in the C.S.O. tables.
When required, we use a unisex table.

Monthly Policy Charge. We assess a monthly Policy charge to compensate us for administrative expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. The monthly Policy charge includes two components:

     (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

     (2) a monthly asset based charge equal to an annual rate of 0.55% of the assets in the variable account. We deduct this charge from the assets in the variable account during the first 10 Policy years.

Daily Charge

We deduct a daily charge from each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. The daily charge is equal to:

          .    the assets in each subaccount, multiplied by
          .    the daily pro rata portion of the annual charge rate of 0.75%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

Surrender Charge

If you fully surrender your Policy during the first 6 years following any premium payment, we deduct a surrender charge from your Cash Value and pay the remaining amount (less any outstanding loan amount) to you. The payment you receive is called the Cash Surrender Value. The surrender charge is equal to 7% of the premium(s) that was paid within 6 years of the surrender.

The surrender charge may be significant. You should carefully calculate this charge before you request a surrender. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available if you surrender your Policy in the first few years after paying a premium.

Partial Surrender Charge

You may request partial surrenders of a portion of the Cash Surrender Value; however, the entire amount surrendered in the first Policy year is subject to a surrender charge. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premium) free of charge. We deduct a 7% surrender charge on the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within 6 years prior to the partial surrender. For this purpose, we deem any gain to be withdrawn first, and then the oldest premiums in the order they were paid (i.e., first-in-first-out, or "FIFO").

Transfer Charge


     .    We guarantee that you can make 12 transfers each year free from charge.  We currently allow an unlimited number of free transfers.

     .    We reserve the right to charge $10 for each transfer in excess of 12 during a Policy Year.  We will not increase this charge.


     .     For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

     .    We deduct the transfer charge from the amount being transferred.

     .    Transfers we effect on the Reallocation Date, and transfers due to dollar cost averaging, asset rebalancing, and loans, do not count as transfers for the purpose of assessing this charge.

Portfolio Expenses

The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the Portfolio Annual Expenses Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.


Death Benefit
================================================================================

Death Benefit

While the Policy is in force, the death benefit is the greater of:

     (1)   the Basic Death Benefit; or
     (2)  the Guaranteed Minimum Death Benefit ("GMDB").

  . Basic Death Benefit: The Basic Death Benefit is the minimum amount that must be payable at the insured's death, before reduction for any outstanding loans, for the Policy to be treated as life insurance under the Internal Revenue Code. We determine the Basic Death Benefit by dividing the Cash Value by the net single premium. The net single premium is the amount of premium needed to provide a paid up death benefit of $1.00, assuming the guaranteed cost of insurance charges, a 4.5% interest rate, and mortality as set forth in the "Commissioners 1980 Standard Ordinary Mortality Table." The Basic Death Benefit will change monthly, or as of the date of death, due to changes in the Cash Value. The net single premium will change annually.

  . Guaranteed Minimum Death Benefit: Until the insured's age 75, the GMDB is the greater of premiums paid (less partial surrenders) or the highest Cash Value on a Policy anniversary (adjusted for subsequent partial surrenders). At age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders. If you take a partial surrender, the GMDB is reduced on a "dollar for dollar" basis .

As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.


Death benefit         .  the death benefit (described above); minus
proceeds equal:       .  any past due monthly deductions; minus
                      .  any outstanding Policy loan on the date of death; minus
                      .  any interest you owe on the Policy loan(s)

If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum only if required by applicable state law, from the date we receive due proof of the insured's death to the date we make payment.

We may further adjust the amount of the death benefit proceeds under certain circumstances.
See Our Right to Contest the Policy; and Misstatement of Age or Sex.


Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request.


Full and Partial Surrenders
================================================================================

Full Surrenders

You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request.


Full surrender     .  The insured must be alive and the Policy must be in force when you
conditions:           make your written request.  A surrender is effective as of the date when we receive your written request.  We may require that you return the Policy.

                   .  You will incur a surrender charge of 7% of any premium payments made within 6 years before the surrender.  See Charges and Deductions --
                      Surrender Charge.

                   .   Once you surrender your Policy, all coverage and other benefits under it cease.

                   .   We will pay you the Cash Surrender Value in a lump sum within seven days unless you request other arrangements.

Surrendering the Policy may have adverse tax consequences. See Federal Tax Considerations - Tax Treatment of Policy Benefits.

Partial Surrenders

You may request a partial surrender of a portion of your Cash Value subject to certain conditions.


     .  You must make your partial surrender request to us in writing.

     .  You must request at least $500.

     .  You may withdraw up to the Policy's gain (Cash Value minus premiums) free of charge after the first Policy year.

     .  At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender.

     .  We assess a surrender charge equal to 7% of the whole amount surrendered in the first Policy year.

      .  We assess a surrender charge equal to 7% of the portion of any partial surrender after the first
         Policy year that exceeds the gain and is attributable to a premium payment made within 6 years before the partial surrender. See Charges and Deductions -- Partial Surrenders.

      .  We deduct the surrender charge from the remaining Cash Value.

      .   You can specify the subaccount(s) and fixed account from which to make the partial surrender;
          otherwise we will deduct the amount (including any partial surrender charge) from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of
          Cash Value contained in each subaccount and the fixed account).

      .    We will process the partial surrender at the unit values next determined after we receive your request.

      .    We generally will pay a partial surrender request within seven days after the Valuation Date when we receive the request.

Partial surrenders may have adverse tax consequences. See Federal Tax Considerations - Tax Treatment of Policy Benefits.


Transfers

You may make transfers from (i.e., out of) the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may modify or revoke the transfer privilege at any time. The following features apply to transfers under the Policy:


        .  You may make an unlimited number of transfers in a Policy Year.

        .  You may request transfers in writing (in a form we accept), or by telephone.

        .  For transfers out of the variable subaccounts, you must transfer at least $500, or, if less, the total value in the subaccount.


        .  For transfers out of the fixed account, you may not transfer more than 25% of the value in the fixed account (not including amounts securing Policy loans), or $1,000 (whichever is greater).  If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account.  We allow one out of the fixed account every 12 months.

       .   We may deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy Year.  Transfers we effect on the Reallocation Date, and transfers resulting from loans, dollar cost averaging and asset rebalancing are not treated as transfers for the purpose of the transfer charge.

       .   We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

       .   We process transfers based on the unit values next determined after we receive your request
           (which is at the end of the Valuation Date during which we receive your request).

Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-732-7754.

Please note the following regarding telephone transfers:

   . We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

   . We will employ reasonable procedures to confirm that telephone instructions are genuine.

   . Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

   . If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.


Dollar Cost Averaging

When purchasing a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We will transfer money out of the DCA Fixed Account in equal installments over a specified period of 6 months (or other periods available at issue) and place it in the subaccounts and fixed account according to your instructions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the DCA Fixed Account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

There is no charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing the transfer fee.

 Dollar cost              --  we receive your request to cancel your participation;
 averaging will           --  the value in the DCA Fixed Account is depleted;
 terminate if:            --  you elect to participate in the asset rebalancing program; or
                          --  you elect to participate in any asset allocation services provided by a third party.

We may modify, suspend, or discontinue the dollar cost averaging program at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which we will automatically transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Cash Value from those subaccounts that have increased in value to those subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses. Cash Value in the fixed account and the DCA Fixed Account are not available for this program.

 To participate in the    --  you must complete an asset rebalancing request form and submit it to
 asset rebalancing            us before the maturity date
 program:                 --  you must have a minimum Cash Value of $10,000.

You may elect for asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange ("NYSE") is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will not be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy year. We may modify, suspend, or discontinue the asset rebalancing program at any time.

 Asset rebalancing        --  you elect to participate in the DCA Fixed Account;
 will cease if:           --  we receive your request to discontinue participation;
                          --  you make a transfer to or from any subaccount other than under a scheduled rebalancing; or
                          --  you elect to participate in any asset allocation services provided by a third party


Loans
================================================================================

While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

Loan conditions:

You may take a loan against the Policy for amounts from $500 up to 90% of the Cash Value net of any surrender charge, minus outstanding loans and any interest you owe.

     . To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of the fixed account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Cash Value contained in each subaccount and the fixed account).

     . Amounts in the loan account earn interest at the guaranteed minimum rate of 3% per year, compounded annually. We may credit the loan account with an interest rate different than the fixed account.

     . We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make.

     . We currently charge you an interest rate of 4.50% (the guaranteed maximum is 6%) per year on your loan. Interest is due and payable at the end of each calendar quarter, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest accordingly. We reserve the right to change the interest rate on any new and existing loans. However, the interest rate will never be raised above the guaranteed rate of 6%.

     . You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

     . Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation schedule.

     . We deduct any unpaid loans from the Cash Surrender Value and death benefit proceeds payable on the insured's death.

     . If any unpaid loan, including interest you owe, equals or exceeds the Cash Value, causing the Cash Surrender Value to become zero, then your Policy will enter a 61-day grace period. See Policy Lapse and Reinstatement, below.


Effect of Policy Loans

A Policy loan affects the Policy, because we reduce the death benefit proceeds and Cash Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the interest rates accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the Cash Value, even if the loan is repaid, because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see Federal Tax Considerations, below), then a loan will be treated as a partial surrender for Federal income tax purposes. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See Loan Risks.

We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.


Policy Lapse and Reinstatement
================================================================================

Lapse

If you have no outstanding Policy loans, then we guarantee that your Policy will not lapse, regardless of investment performance. If you do have an outstanding loan, then certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

     . If you have an outstanding Policy loan and your Policy's Cash Surrender Value becomes zero (or negative), then the Policy will enter a 61-day grace period.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans.

Reinstatement

You may not reinstate your Policy if it lapses unless we issued your Policy in a state which requires that the Policy include a reinstatement provision. If your Policy was issued in a state which requires that the Policy include a reinstatement provision, then you may request a reinstatement of a lapsed Policy within five years of the date of lapse (and prior to the Maturity Date). To reinstate a Policy, you must:

     .   submit a written application for reinstatement;
     .   provide evidence of insurability satisfactory to us; and
     .   make a premium payment that is large enough to cover the sum of:
         -- the monthly deductions not previously paid during the grace period, plus
         --  $10,000.

We will not reinstate any outstanding loans (including interest you owe). The amount in the loan account on the reinstatement date will be zero. Your Cash Surrender Value on the reinstatement date will equal the premium you pay at reinstatement minus the sum of:

     (1)  monthly deductions to cover the grace period;
     (2)  one additional monthly deduction; and
     (3)  any surrender charge.

The reinstatement date for your Policy will be the monthly date on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.


Federal Tax Considerations
================================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The guidance as to how these requirements are to be generally applied is limited and the manner in which such requirements should be applied to certain features of the Policy is not directly addressed by the available legal authorities. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy generally should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The Policy will generally be classified as a MEC, although some policies issued in exchange for life insurance contracts that are not classified as MECs may not be classified as a MEC. You should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

Distributions from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

     . All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed.

     . Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

     . A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

Distributions from Policies that are not Modified Endowment Contracts. Distributions (other than death benefits) from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, if the difference between the interest rate credited on an amount in the loan account and the interest rate changed on the Policy loan is negligible, the tax consequences are uncertain. In these circumstances, you should consult a tax adviser as to such consequences. In addition, if a Policy that is not a MEC lapses when a Policy loan is outstanding, the loan balance will be treated as a distribution and taxed accordingly.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Continuing the Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to these consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.


Other Policy Information
================================================================================

Our Right to Contest the Policy

In issuing this Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy Date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans, and less any partial surrenders previously paid.


Misstatement of Age or Sex

If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.


Modifying the Policy

Only one of our officers may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

Upon notice to you, we may modify the Policy:

     -- to conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject; or

     -- to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     --  to reflect a change in the variable account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.


Payments We Make

We usually pay the amounts of any surrender, partial surrender, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     . the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); or

     . the SEC permits, by an order or less formal interpretation (e.g., no-action letter), the postponement of any payment for the protection of Owners; or

     . the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial surrenders, death benefit proceeds, or payments under a payment option until such check or draft has been honored.


Reports to Owners

Once each calendar quarter, we plan to mail to Owners at their last known address a report showing the following information as of the end of the report period:

     .   the current Cash Value
     .   the current Cash Surrender Value
     .   the current death benefit
     . any activity (e.g., premiums paid, partial surrenders, deductions, loans or loan repayments, other transactions) since the last report
     .   any other information required by law

We may amend these reporting procedures at any time, and/or provide less frequent reports.


Records

We will maintain all records relating to the variable account and the fixed account.


Policy Termination

Your Policy will terminate on the earliest of:

         --  the maturity date (insured's age 100)      --  the end of the grace period
                                                            without a sufficient payment

         --  the date the insured dies                  --  the date you surrender the Policy


Performance Data
================================================================================

Hypothetical illustrations based on adjusted historic portfolio performance

In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Cash Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated. Hypothetical illustrations are not indicative of future performance.

The values we illustrate for death benefit, Cash Value and Cash Surrender Value take into account any charges and deductions from the Policy, the variable account and the portfolios. We have not deducted any charges for premium taxes. These charges could be substantial and would lower the performance figures significantly if reflected.

The charges and deductions that are used to determine the case value are as follows:

 .  monthly cost of insurance charges;
 .  monthly administrative charges; and
 .  monthly asset based charges.


If the Cash Value is greater than 200% of the total premiums paid, and the Cash Value exceeds $2,000, then we will credit your Cash Value with additional interest at an annual rate of 0.50%.


Each of the following hypothetical illustrations is based on the historical investment performance of the portfolios. Each illustration assumes that the entire premium of $50,000 is allocated to the particular subaccount, and that there are no transfers, no loans, and no partial surrenders. The values would be different for an insured of a different sex, age, or risk class. The adjusted historical annual total return figures are the total returns of the portfolio for each year, less the 0.75% daily charge deducted from the variable account.



                      AIM V.I. CAPITAL APPRECIATION FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    --------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              ------------  -----------    ----------  ----------    -------------  ----------    --------------------
 5/31/1993         109,800      109,800        48,943      48,934           45,443      45,434            N/A
12/31/1993         125,555      125,391        55,966      55,882           52,466      52,382            N/A
12/31/1994         122,359      121,905        56,159      55,939           52,659      52,439           1.73%
12/31/1995         157,966      156,948        74,618      74,120           71,118      70,620          34.70%
12/31/1996         176,759      175,081        85,897      85,059           82,397      81,559          16.71%
12/31/1997         190,994      188,531        95,442      94,183           91,942      90,683          12.66%
12/31/1998         217,298      213,675       111,658     109,760          108,158     106,260          18.26%


* Assuming the policy was purchased on 5/31/1993



                      AIM V.I. GOVERNMENT SECURITIES FUNDc
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    --------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 5/31/1993          109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1993          112,393     112,246        50,099      50,024           46,599      46,524            N/A
12/31/1994          102,829     102,447        47,193      47,008           43,693      43,508          -4.46%
12/31/1995          113,025     112,297        53,390      53,033           49,890      49,533          14.71%
12/31/1996          110,016     108,972        53,463      52,941           49,963      49,441           1.53%
12/31/1997          113,272     111,811        56,603      55,856           53,103      52,356           7.35%
12/31/1998          116,063     114,128        59,612      58,598           56,112      55,098           6.80%


* Assuming the policy was purchased on 5/31/1993

                           AIM V.I. GROWTH & INCOME
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    --------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    --------------------
 5/31/1994          109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1994          110,404     110,260        49,212      49,139           45,712      45,639            N/A
12/31/1995          140,537     140,015        64,503      64,249           61,003      60,749          32.88%
12/31/1996          160,371     159,338        75,754      75,248           72,254      71,748          19.06%
12/31/1997          191,882     190,060        93,246      92,336           89,746      88,836          24.80%
12/31/1998          233,574     229,929       116,773     114,863          113,273     111,363          26.57%


* Assuming the policy was purchased on 5/31/1994



                              AIM V.I. VALUE FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    --------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 5/31/1993          109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1993          122,602     122,442        54,649      54,568           51,149      51,068            N/A
12/31/1994          121,579     121,127        55,801      55,582           52,301      52,082           3.52%
12/31/1995          157,994     156,976        74,631      74,133           71,131      70,633          35.58%
12/31/1996          173,373     171,727        84,251      83,429           80,751      79,929          14.45%
12/31/1997          204,673     202,034       102,277     100,928           98,777      97,428          23.09%
12/31/1998          258,910     254,593       133,041     130,779          129,541     127,279          31.49%


* Assuming the policy was purchased on 5/31/1993

                           DREYFUS STOCK INDEX FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                        Death Benefit                Cash Value             Cash Surrender Value     Adjusted Historical
                        -------------                ----------             --------------------     -------------------
                    Current    Guaranteed       Current    Guaranteed      Current     Guaranteed    Annual Total Return
                    -------    ----------       -------    ----------      -------     ----------    -------------------
 9/30/1989          109,800       109,800        48,943        48,934       45,443          45,434            N/A
12/31/1989          111,568       111,505        49,731        49,694       46,231          46,194            N/A
12/31/1990          102,340       102,046        46,968        46,824       43,468          43,324           -4.21%
12/31/1991          126,382       125,688        59,699        59,357       56,199          55,857           28.90%
12/31/1992          128,820       127,734        62,601        62,056       59,101          58,556            6.31%
12/31/1993          131,436       129,896        65,680        64,891       62,180          61,391            6.38%
12/31/1994          128,806       126,827        66,157        65,119       62,657          61,619            2.14%
12/31/1995          167,988       164,789        88,556        86,838       88,556          86,838           35.78%
12/31/1996          197,903       194,135       106,527       104,460      106,527         104,460           21.63%
12/31/1997          253,495       248,668       139,243       136,540      139,243         136,540           31.99%
12/31/1998          314,203       308,221       176,003       172,587      176,003         172,587           27.10%


* Assuming the policy was purchased on 9/30/1989


                        DREYFUS MONEY MARKET PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                        Death Benefit                Cash Value             Cash Surrender Value     Adjusted Historical
                        -------------                ----------             --------------------     -------------------
                    Current    Guaranteed       Current    Guaranteed      Current     Guaranteed    Annual Total Return
                    -------    ----------       -------    ----------      -------     ----------    -------------------
 8/31/1990          109,800       109,800        48,943        48,934       45,443         45,434           N/A
12/31/1990          111,685       111,601        49,783        49,737       46,283         46,237           N/A
12/31/1991          112,530       112,183        51,648        51,478       48,148         47,978          5.19%
12/31/1992          111,488       110,850        52,663        52,349       49,163         48,849          3.37%
12/31/1993          109,585       108,632        53,253        52,776       49,753         49,276          2.52%
12/31/1994          108,883       107,576        54,410        53,741       50,910         50,241          3.60%
12/31/1995          109,558       107,839        56,271        55,369       52,771         51,869          4.87%
12/31/1996          109,693       107,525        57,674        56,451       57,674         56,451          4.32%
12/31/1997          109,973       107,305        58,524        56,749       58,524         56,749          4.41%
12/31/1998          110,067       106,851        59,230        56,831       59,230         56,831          4.18%


* Assuming the policy was purchased on 8/31/1990

                     DREYFUS SMALL COMPANY STOCK PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                        Death Benefit                Cash Value                Cash Surrender Value     Adjusted Historical
                        -------------                ----------                --------------------     -------------------
                    Current    Guaranteed       Current    Guaranteed         Current     Guaranteed    Annual Total Return
                    -------    ----------       -------    ----------         -------     ----------    -------------------
 5/31/1996          109,800       109,800        48,943        48,934          45,443         45,434            N/A
12/31/1996          113,442       113,295        50,566        50,491          47,066         46,991            N/A
12/31/1997          131,350       130,862        60,286        60,049          56,786         56,549          20.87%
12/31/1998          117,329       116,573        55,422        55,052          51,922         51,552          -6.80%


* Assuming the policy was purchased on 5/31/1996


                          MFS EMERGING GROWTH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                        Death Benefit                Cash Value                 Cash Surrender Value     Adjusted Historical
                        -------------                ----------                 --------------------     -------------------
                    Current    Guaranteed       Current    Guaranteed          Current     Guaranteed    Annual Total Return
                    -------    ----------       -------    ----------          -------     ----------    -------------------
 7/31/1995          109,800       109,800        48,943        48,934           45,443         45,434            N/A
12/31/1995          126,885       126,767        56,559        56,496           53,059         52,996            N/A
12/31/1996          141,184       140,719        64,800        64,573           61,300         61,073          16.16%
12/31/1997          163,747       162,770        77,349        76,869           73,849         73,369          21.01%
12/31/1998          208,795       206,924       101,465       100,529           97,965         97,029          32.99%


* Assuming the policy was purchased on 7/31/1995



             MFS FOREIGN & COLONIAL EMERGING MARKETS EQUITY SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                   Death Benefit                Cash Value                Cash Surrender Value    Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
10/31/1997          109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1997          116,256     116,212        51,821      51,792           48,321      48,292            N/A
12/31/1998           73,502      73,307        33,733      33,636           30,233      30,136         -33.97%


* Assuming the policy was purchased on 10/31/1997

                              MFS RESEARCH SERIES
        Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($ 109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates




                 Death Benefit                Cash Value              Cash Surrender Value        Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
7/31/1995           109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1995          120,385     120,272        53,661      53,601           50,161      50,101            N/A
12/31/1996          140,029     139,568        64,269      64,044           60,769      60,544          21.43%
12/31/1997          160,215     159,259        75,680      75,211           72,180      71,711          19.37%
12/31/1998          187,878     186,194        91,300      90,458           87,800      86,958          22.31%


* Assuming the policy was purchased on 7/31/1995


                               MFS TOTAL RETURN
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates


                   Death Benefit                Cash Value              Cash Surrender Value      Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 1/31/1995          109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1995          136,430     136,150        60,814      60,678           57,314      57,178            N/A
12/31/1996          148,389     147,712        68,106      67,781           64,606      64,281          13.52%
12/31/1997          171,240     169,974        80,888      80,271           77,388      76,771          20.41%
12/31/1998          182,819     180,889        88,842      87,880           85,342      84,380          11.36%


* Assuming the policy was purchased on 1/31/1995


                             MFS UTILITIES SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
           Both Current and Guaranteed Cost of Insurance Rates



                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    ------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
1/31/1995           109,800     109,800        48,943      48,934           45,443      45,434            N/A
12/31/1995          140,841     140,552        62,780      62,639           59,280      59,139            N/A
12/31/1996          158,735     158,010        72,855      72,507           69,355      69,007          17.64%
12/31/1997          198,895     197,424        93,952      93,235           90,452      89,735          30.74%
12/31/1998          223,173     220,817       108,452     107,278          104,952     103,778          17.04%


* Assuming the policy was purchased on 1/31/1995

                   OPPENHEIMER CAPITAL APPRECIATION FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 4/30/1985          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1985          119,475     119,297        53,256      53,166           49,756      49,666             N/A
12/31/1986          133,785     133,259        61,403      61,149           57,903      57,649           16.89%
12/31/1987          131,483     130,604        62,108      61,679           58,608      58,179            2.54%
12/31/1988          152,775     151,284        74,241      73,497           70,741      69,997           21.19%
12/31/1989          179,747     177,376        89,822      88,610           86,322      85,110           22.68%
12/31/1990          157,095     154,424        80,686      79,288           77,186      75,788           -8.90%
12/31/1991          187,894     183,909        99,258      97,153           99,258      97,153           24.62%
12/31/1992          205,094     199,791       111,245     108,369          111,245     108,369           13.68%
12/31/1993          210,505     203,984       117,168     113,538          117,168     113,538            6.45%
12/31/1994          203,866     196,405       116,368     112,109          116,368     112,109            0.21%
12/31/1995          268,439     256,964       157,035     150,323          157,035     150,323           35.66%
12/31/1996          324,585     308,541       194,476     184,863          194,476     184,863           24.28%
12/31/1997          397,355     374,843       243,688     229,882          243,688     229,882           25.75%
12/31/1998          434,535     406,542       272,611     255,049          272,611     255,049           12.27%

* Assuming the policy was purchased on 4/30/1985


                     OPPENHEIMER GLOBAL SECURITIES FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
11/30/1990          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1990          110,261     110,240        49,148      49,130           45,648      45,630             N/A
12/31/1991          108,352     108,087        49,728      49,596           46,228      46,096            2.62%
12/31/1992           95,689      95,209        45,198      44,960           41,698      41,460           -7.81%
12/31/1993          155,068     153,843        75,356      74,741           71,856      71,241           69.11%
12/31/1994          139,165     137,617        69,542      68,748           66,042      65,248           -6.43%
12/31/1995          135,496     133,503        69,593      68,546           66,093      65,046            1.48%
12/31/1996          152,071     149,230        80,239      78,711           80,239      78,711           16.93%
12/31/1997          170,917     167,662        87,503      85,803           87,503      85,803           21.52%
12/31/1998          178,292     174,897        88,213      86,497           88,213      86,497           13.11%

* Assuming the policy was purchased on 11/30/1990

                        OPPENHEIMER HIGH INCOME FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 1/31/1988          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1988          122,164     121,913        54,454      54,332           50,954      50,832             N/A
12/31/1989          121,798     121,242        55,902      55,635           52,402      52,135            4.06%
12/31/1990          121,251     120,354        57,275      56,838           53,775      53,338            3.87%
12/31/1991          154,532     152,901        75,096      74,283           71,596      70,783           32.94%
12/31/1992          173,468     171,026        86,684      85,438           83,184      81,938           17.05%
12/31/1993          208,710     204,956       107,196     105,234          103,696     101,734           25.41%
12/31/1994          193,372     189,060       102,743     100,415          102,743     100,415           -3.90%
12/31/1995          223,076     217,041       123,792     120,394          123,792     120,394           19.48%
12/31/1996          246,511     238,550       138,622     134,084          138,622     134,084           14.40%
12/31/1997          265,352     255,256       153,620     147,702          153,620     147,702           11.38%
12/31/1998          256,395     245,031       152,653     145,806          152,653     145,806           -0.57%

* Assuming the policy was purchased on 1/31/1988


                OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 7/31/1995          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1995          131,703     131,580        58,706      58,641           55,206      55,141             N/A
12/31/1996          165,952     165,406        76,167      75,900           72,667      72,400           31.54%
12/31/1997          209,181     207,934        98,811      98,198           95,311      94,698           31.51%
12/31/1998          208,517     206,649       101,376     100,441           97,876      96,941            3.78%

* Assuming the policy was purchased on 7/31/1995

                      OPPENHEIMER STRATEGIC BOND FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 5/31/1993          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1993          113,723     113,575        50,692      50,616           47,192      47,116             N/A
12/31/1994          104,000     103,614        47,731      47,543           44,231      44,043           -4.50%
12/31/1995          114,081     113,346        53,888      53,528           50,388      50,028           14.48%
12/31/1996          121,671     120,515        59,126      58,549           55,626      55,049           11.24%
12/31/1997          125,908     124,284        62,918      62,087           59,418      58,587            7.90%
12/31/1998          123,216     121,161        63,285      62,209           59,785      58,709            2.00%

* Assuming the policy was purchased on 5/31/1993


                      WRL VKAM EMERGING GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

bCAPTION>
                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
 3/31/1993          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1993          127,872     127,658        56,999      56,893           53,499      53,393             N/A
12/31/1994          112,638     112,172        51,698      51,473           48,198      47,973           -8.05%
12/31/1995          157,326     156,238        74,316      73,784           70,816      70,284           45.73%
12/31/1996          177,988     176,204        86,494      85,604           82,994      82,104           18.00%
12/31/1997          205,796     203,021       102,839     101,421           99,339      97,921           20.56%
12/31/1998          269,780     265,105       138,627     136,179          135,127     132,679           36.14%

* Assuming the policy was purchased on 3/31/1993

                               WRL JANUS GLOBAL
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
12/31/1992          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1993          140,980     140,665        64,706      64,548           61,206      61,048           34.07%
12/31/1994          134,463     133,821        63,516      63,198           60,016      59,698           -0.49%
12/31/1995          157,491     156,289        76,533      75,929           73,033      72,429           22.16%
12/31/1996          191,535     189,462        95,712      94,648           92,212      91,148           26.80%
12/31/1997          216,624     213,511       111,262     109,626          107,762     106,126           17.88%
12/31/1998          269,342     264,410       142,182     139,527          142,182     139,527           28.89%

* Assuming the policy was purchased on 12/31/1992


                          WRL JANUS GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                    Death Benefit                Cash Value            Cash Surrender Value       Adjusted Historical
              -------------------------    ----------------------    -------------------------    -------------------
                 Current     Guaranteed     Current    Guaranteed       Current     Guaranteed    Annual Total Return
              -------------  ----------    ----------  ----------    -------------  ----------    -------------------
10/31/1986          109,800     109,800        48,943      48,934           45,443      45,434             N/A
12/31/1987          114,233     113,929        52,430      52,279           48,930      48,779             N/A
12/31/1988          128,922     128,245        60,899      60,564           57,399      57,064           17.75%
12/31/1989          180,435     178,962        87,683      86,944           84,183      83,444           45.97%
12/31/1990          171,386     169,430        85,644      84,640           82,144      81,140           -0.97%
12/31/1991          260,992     257,069       134,111     132,051          130,611     128,551           58.64%
12/31/1992          255,862     250,990       135,004     132,385          135,004     132,385            1.58%
12/31/1993          257,190     252,294       138,568     135,880          138,568     135,880            3.21%
12/31/1994          228,065     223,723       125,391     122,958          125,391     122,958           -9.00%
12/31/1995          324,862     318,677       182,144     178,609          182,144     178,609           46.05%
12/31/1996          371,515     364,442       212,580     208,454          212,580     208,454           17.09%
12/31/1997          425,596     417,493       249,418     244,577          249,418     244,577           16.68%
12/31/1998          681,912     668,929       409,050     401,111          409,050     401,111           63.06%

* Assuming the policy was purchased on 10/31/1986

Additional Information
================================================================================

Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation (AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd. NE, Cedar Rapids, Iowa 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to PFL agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Frank A. Camp, Vice President and Division General Counsel, PFL Life Insurance Company, has passed upon all matters of Iowa law pertaining to the Policy.

Legal Proceedings

Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the variable account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the variable account.

Year 2000 Matters

We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, PFL has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

Our actions under the Plan are intended to significantly reduce PFL's risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control. See the portfolios' prospectuses for information on their preparation for Year 2000.


This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Section 1
(1998).

Experts

The statutory-basis financial statements and schedules of PFL as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309, as set forth in their report thereon appearing elsewhere herein. The statutory-basis financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Richard R. Greer as stated in the opinion filed as an exhibit to the registration statement.

Financial Statements


This prospectus does not include financial statements of the variable account because, as of the date of this prospectus, the variable account had not yet commenced operations, had no assets, and had incurred no liabilities. PFL's statutory-basis financial statements appear in Appendix A. PFL's statutory-basis financial statements should be distinguished from the variable account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

Additional Information about PFL Life Insurance Company


PFL is a stock life insurance company that is a wholly owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON N.V., a Netherlands corporation that is a publicly traded international insurance group. PFL's home office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL's Executive Officers and Directors'

PFL is governed by a board of directors. The following table sets forth the name and principal occupation during the past five years of each of PFL's directors and senior officers. Each person is located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

                    Board of Directors and Senior Officers

------------------------------------------------------------------------------------------------
       Name              Position with PFL          Principal Occupation During Past 5 years
------------------------------------------------------------------------------------------------
William L. Busler    Director, Chairman of the  Director, Chairman of the Board, and President
                     Board, and President
------------------------------------------------------------------------------------------------
Larry N. Norman      Director, Executive Vice   Director, Executive Vice President
                     President
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
       Name              Position with PFL          Principal Occupation During Past 5 years
------------------------------------------------------------------------------------------------
Patrick S. Baird     Director, Senior Vice      Executive Vice President (1995-present), Chief
                     President, and Chief       Operating Officer (1996-present), Chief
                     Operating Officer          Financial Officer (1992-1995), Vice President
                                                and Chief Tax Officer (1984-1995) of AEGON USA.
------------------------------------------------------------------------------------------------
Douglas C. Kolsrud   Director, Senior Vice      Director, Senior Vice President, Chief
                     President, Chief           Investment Officer and Corporate Actuary
                     Investment Officer and
                     Corporate Actuary
------------------------------------------------------------------------------------------------
Craig D. Vermie      Director, Vice             Director, Vice President, Secretary and General
                     President, Secretary and   Counsel
                     General Counsel
------------------------------------------------------------------------------------------------
Robert J. Kontz      Vice President and         Vice President and Corporate Controller
                     Corporate Controller
------------------------------------------------------------------------------------------------
Brenda K. Clancy     Vice President,            Vice President, Treasurer and Chief Financial
                     Treasurer and Chief        Officer
                     Financial Officer
------------------------------------------------------------------------------------------------

PFL holds the assets of the variable account physically segregated and apart from the general account. PFL maintains records of all purchases and sale of portfolio shares by each of the subaccounts. A blanket bond in the amount of $10 million (subject to a $1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to PFL and its affiliates. A Stockbrokers Blanket Bond, issued to AEGON USA providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million (subject to a $50,000 deductible).

Illustrations
================================================================================

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Cash Value, and Cash Surrender Value under a Policy covering a male insured of age 55 on the Policy Date, would change over time if the planned premiums were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any partial surrenders or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

The hypothetical investment returns are provided only to illustrate the mechanics of a hypothetical Policy and do not represent past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and partial surrender history, and rates of inflation.


The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.81% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For more information on portfolio expenses, see the Portfolio Expense Table in this prospectus. For more specific information on management fees, see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current cost of insurance charges and the higher guaranteed maximum cost of insurance that we have has the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits. However, these illustrations assume a premium tax charge of 2%; actual premium tax charges could be higher or lower, depending on the state of issue.

After deducting portfolio expenses, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the variable account of -1.56%, 4.44%, and 10.44%, respectively.

The illustrations are based on PFL's sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 55

            SPECIFIED AMOUNT:          $109,800                    INITIAL PREMIUM:                      $ 50,000

            USING CURRENT PRACTICE CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

   End of    Premiums
   Policy   Accumulated              DEATH BENEFIT                    CASH VALUE                    CASH SURRENDER VALUE
   Year       at 5%             -           -          -         -         -          -          -          -           -
                          ------------------------------------------------------------------------------------------------
                                      Assuming Hypothetical Gross and Net Annual Investment Return of
                  Gross         0%          6%        12%        0%        6%        12%         0%         6%         12%
                   Net      -1.56%       4.44%     10.44%    -1.56%     4.44%     10.44%     -1.56%      4.44%      10.44%
        1        52,500   106,842     112,798    118,727    47,562    50,461     53,362     44,062     46,961      49,862
        2        55,125   100,706     112,868    125,625    46,158    51,991     58,137     42,658     48,491      54,637
        3        57,881    94,950     112,978    132,972    44,790    53,561     63,333     41,290     50,061      59,833
        4        60,775    89,550     113,123    140,791    43,458    55,172     68,987     39,958     51,672      65,487
        5        63,814    84,483     113,307    149,120    42,159    56,826     75,136     38,659     53,326      71,636
        6        67,005    79,729     113,531    158,000    40,894    58,523     81,825     37,394     55,023      78,325
        7        70,355    75,270     113,801    167,473    39,661    60,264     89,100     39,661     60,264      89,100
        8        73,873    71,088     114,117    177,585    38,460    62,049     97,009     38,460     62,049      97,009
        9        77,566    67,168     114,486    188,395    37,290    63,877    105,606     37,290     63,877     105,606
       10        81,445    63,494     114,913    199,961    36,149    65,751    114,996     36,149     65,751     114,996
       11        85,517    60,357     115,990    213,433    35,233    68,048    125,852     35,233     68,048     125,852
       12        89,793    57,433     117,198    228,047    34,337    70,420    137,722     34,337     70,420     137,722
       13        94,282    54,681     118,490    243,804    33,462    72,874    150,709     33,462     72,874     150,709
       14        98,997    52,092     119,866    260,805    32,610    75,414    164,922     32,610     75,414     164,922
       15       103,946    50,000     121,332    279,162    31,777    78,044    180,479     31,777     78,044     180,479
       16       109,144    50,000     122,809    298,792    30,905    80,706    197,357     30,905     80,706     197,357
       17       114,601    50,000     124,287    319,762    29,973    83,392    215,639     29,973     83,392     215,639
       18       120,331    50,000     125,767    342,157    28,968    86,089    235,402     28,968     86,089     235,402
       19       126,348    50,000     127,246    366,069    27,869    88,785    256,722     27,869     88,785     256,722
       20       132,665    50,000     128,724    391,597    26,656    91,471    279,683     26,656     91,471     279,683
       21       139,298    50,000     130,197    418,831    25,304    94,139    304,377     25,304     94,139     304,377
       22       146,263    50,000     131,657    447,859    23,785    96,784    330,905     23,785     96,784     330,905
       23       153,576    50,000     133,094    478,761    22,067    99,400    359,378     22,067     99,400     359,378
       24       161,255    50,000     134,501    511,616    20,107   101,987    389,913     20,107    101,987     389,913
       25       169,318    50,000     135,865    546,492    17,850   104,579    422,616     17,850    104,579     422,616
       26       177,784    50,000     137,209    583,610    15,253   107,108    457,704     15,253    107,108     457,704
       27       186,673    50,000     138,534    623,099    12,229   109,607    495,289     12,229    109,607     495,289
       28       196,006    50,000     139,835    665,083     8,660   112,059    535,460      8,660    112,059     535,460
       29       205,807    50,000     141,111    709,708     4,394   114,451    578,313      4,394    114,451     578,313
       30       216,097    50,000     142,360    757,128         *   116,775    623,957          *    116,775     623,957

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

*The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE

                          HYPOTHETICAL ILLUSTRATIONS

                           MALE ISSUE AGE        55


     SPECIFIED AMOUNT:            $109,800                              INITIAL PREMIUM:                       $ 50,000

     USING GUARANTEED CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

 End of     Premiums
 Policy    Accumulated              DEATH BENEFIT                  CASH VALUE                       CASH SURRENDER VALUE
  Year         at 5%

                                             Assuming Hypothetical Gross and Net Annual Investment Return of

              Gross         0%          6%         12%            0%         6%         12%              0%         6%         12%
               Net      -1.56%       4.44%      10.44%        -1.56%      4.44%      10.44%          -1.56%      4.44%      10.44%
 1        52,500      106,623     112,567     118,484        47,455     50,349      53,243          43,955     46,849      49,743
 2        55,125      100,246     112,353     125,051        45,938     51,743      57,860          42,438     48,243      54,360
 3        57,881       94,248     112,142     131,988        44,448     53,152      62,850          40,948     49,652      59,350
 4        60,775       88,603     111,929     139,305        42,987     54,575      68,240          39,487     51,075      64,740
 5        63,814       83,291     111,711     147,021        41,552     56,009      74,056          38,052     52,509      70,556
 6        67,005       78,293     111,490     155,159        40,144     57,451      80,327          36,644     53,951      76,827
 7        70,355       73,588     111,263     163,739        38,761     58,899      87,081          38,761     58,899      87,081
 8        73,873       69,160     111,029     172,781        37,402     60,345      94,346          37,402     60,345      94,346
 9        77,566       64,993     110,788     182,311        36,066     61,786     102,149          36,066     61,786     102,149
10        81,445       61,071     110,541     192,353        34,752     63,218     110,566          34,752     63,218     110,566
11        85,517       57,673     110,849     203,973        33,647     64,996     120,207          33,647     64,996     120,207
12        89,793       54,485     111,204     216,384        32,554     66,779     130,600          32,554     66,779     130,600
13        94,282       51,470     111,558     229,541        31,476     68,566     141,800          31,476     68,566     141,800
14        98,997       50,000     111,906     243,487        30,395     70,357     153,861          30,395     70,357     153,861
15       103,946       50,000     112,248     258,261        29,236     72,146     166,839          29,236     72,146     166,839
16       109,144       50,000     112,580     273,905        27,984     73,928     180,781          27,984     73,928     180,781
17       114,601       50,000     112,899     290,464        26,616     75,693     195,732          26,616     75,693     195,732
18       120,331       50,000     113,205     307,981        25,103     77,431     211,728          25,103     77,431     211,728
19       126,348       50,000     113,495     326,509        23,413     79,130     228,804          23,413     79,130     228,804
20       132,665       50,000     113,772     346,113        21,506     80,785     247,010          21,506     80,785     247,010
21       139,298       50,000     114,041     366,860        19,341     82,396     266,408          19,341     82,396     266,408
22       146,263       50,000     114,301     388,820        16,867     83,963     287,072          16,867     83,963     287,072
23       153,576       50,000     114,553     412,064        14,025     85,491     309,090          14,025     85,491     309,090
24       161,255       50,000     114,796     436,664        10,743     86,985     332,559          10,743     86,985     332,559
25       169,318       50,000     115,028     462,680         6,918     88,444     357,561           6,918     88,444     357,561
26       177,784       50,000     115,241     490,170         2,413     89,862     384,166           2,413     89,862     384,166
27       186,673       50,000     115,434     519,197           *       91,231     412,426             *       91,231     412,426
28       196,006       50,000     115,601     549,821           *       92,539     442,371             *       92,539     442,371
29       205,807       50,000     115,743     582,122           *       93,775     474,038             *       93,775     474,038
30       216,097       50,000     115,861     616,196           *       94,937     507,484             *       94,937     507,484

Note:
The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

* The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

                                  APPENDIX A

                          PFL Life Insurance Company
                       Balance Sheet - Statutory Basis
                           as of September 30, 1999
                                 (unaudited)

                                      and

                     Financial Statements - Statutory Basis

                           PFL Life Insurance Company

                  Years ended December 31, 1998, 1997 and 1996
                      with Report of Independent Auditors

                          PFL Life Insurance Company
                        Balance Sheet - Statutory Basis
                           As of September 30, 1999
                          (In Thousands) (Unaudited)

Admitted Assets
Cash and invested assets:
Cash and short-term investments                              $    54,945
Bonds                                                          4,815,223
Preferred stock                                                   19,377
Common stock, at market                                           67,202
Mortgage loans on real estate                                  1,283,005
Home office properties, at cost less accumulated
depreciation                                                       7,885
Real estate acquired in satisfaction of debt,
at cost less accumulated depreciation                             16,194
Investment real estate                                            32,813
Policy loans                                                      58,539
Other invested assets                                            107,813
                                                             -----------
Total cash and invested assets                                 6,462,996

Premiums deferred and uncollected                                 15,407
Accrued investment income                                         67,334
Transfers from separate accounts                                  85,260
Receivable from affiliate                                         52,323
Federal income tax recoverable                                     4,951
Other assets                                                      24,713
Separate account assets                                        3,823,394

                                                             -----------
Total admitted assets                                        $10,536,378
                                                             ===========


Liabilities and capital and surplus Liabilities:
Aggregate reserves for policies and contracts:
Life                                                         $ 1,470,127
Annuity                                                        3,919,084
Accident and health                                              247,373
Policy and contract claim reserves:
Life                                                               9,382
Accident and health                                               38,110
Other policyholders' funds                                       171,112
Remittances and items not allocated                              109,745
Asset valuation reserve                                          102,369
Interest maintenance reserve                                      46,354
Short-term notes payable to affiliate                             65,100
Payable for securities                                            91,918
Other liabilities                                                 69,988
Separate account liabilities                                   3,817,519
                                                             -----------
Total liabilities                                             10,158,181


Capital and surplus:
Common stock, $2.48 par value, 1,164 shares
authorized, 1,008 issued and outstanding                           2,660
Paid-in surplus                                                  154,282
Unassigned surplus                                               221,255
                                                             -----------
Total capital and surplus                                        378,197
                                                             -----------
Total liabilities and capital and surplus                    $10,536,378
                                                             ===========

                          PFL Life Insurance Company
                   Statement of Operations - Statutory Basis
                 For the Nine Months Ended September 30, 1999
                          (In Thousands) (Unaudited)


Revenues:
 Premiums and other considerations, net of reinsurance:
  Life                                                                           $   139,481
  Annuity                                                                            887,357
  Accident and health                                                                121,758
 Net investment income                                                               322,055
 Amortization of interest maintenance reserve                                          5,798
 Commissions and expense allowances on
   reinsurance ceded                                                                  14,798
 Other income                                                                         71,318
                                                                                   ---------
                                                                                   1,562,565

Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits                                            34,877
    Surrender benefits                                                              718,275
    Other benefits                                                                  181,278
    Increase (decrease) in aggregate reserves for
      policies and contracts:
      Life                                                                          112,952
      Annuity                                                                        (6,278)
      Accident and health                                                            41,637
      Other                                                                           8,896
                                                                                  ---------
                                                                                  1,091,637

Insurance expenses:
  Commissions                                                                       120,464
  General insurance expenses                                                         38,903
  Taxes, licenses and fees                                                            8,850
  Transfer to separate accounts                                                     246,200
  Other                                                                                (479)
                                                                                   --------
                                                                                    413,938
                                                                                  ---------
                                                                                  1,505,575
                                                                                  ---------

Gain from operations before federal income
  tax expense and net realized capital gains on
  investments                                                                        56,990

Federal income tax expense                                                           15,046
                                                                                  ---------
Gain from operations before net realized
  capital gains on investments                                                       41,944

Net realized capital gains on investments
  (net of related federal income tax
  expense and amounts transferred to interest maintenance
  reserve)                                                                            4,483
                                                                                  ---------
Net income                                                                       $   46,427
                                                                                  =========

                          PFL Life Insurance Company
         Statement of Changes in Capital and Surplus - Statutory Basis
                          (In Thousands) (Unaudited)


                                                                                              Total
                                                                                             Capital
                                                     Common      Paid-in      Unassigned       and
                                                     Stock       Surplus       Surplus       Surplus
                                                   ----------------------------------------------------
Balance at January 1, 1999                             $ 2,660     $154,282      $ 205,586     $362,528
  Net income                                                 0            0         46,427       46,427
  Change in net unrealized gains                             0            0         (6,248)      (6,248)
  Change in non-admitted assets                              0            0           (400)        (400)
  Change in asset valuation reserve                          0            0        (10,781)     (10,781)
  Dividend to stockholder                                    0            0        (15,000)     (15,000)
  Other adjustments                                          0            0          1,671        1,671
                                                   ----------------------------------------------------
Balance at September 30, 1999                          $ 2,660     $154,282      $ 221,255     $378,197
                                                   ====================================================

                      PFL Life Insurance Company
               Statement of Cash Flow - Statutory Basis
             For the Nine Months Ended September 30, 1999
                      (In Thousands) (Unaudited)


Operating Activities
Premiums and other considerations, net of reinsurance                        $1,236,423
Net investment income                                                           324,126
Life and accident and health claims                                             (94,787)
Surrender benefits to policyholders and other fund withdrawals                 (718,275)
Other benefits to policyholders                                                (128,912)
Commissions, other expenses and other taxes                                    (169,455)
Dividends to stockholder                                                        (15,000)
Federal income taxes, excluding tax on capital gains                            (19,153)
Other, net                                                                       73,170
Net transfers to separate accounts                                             (260,593)
                                                                            -----------
   Net cash provided by operating activities                                    227,544



Investing Activities
Proceeds from investments sold, matured or repaid:
     Bonds and preferred stocks                                               2,657,068
     Common stocks                                                               66,432
     Mortgage loans on real estate                                              132,507
     Other                                                                        6,014
                                                                            -----------
                                                                              2,862,021


Cost of investments acquired:
     Bonds and preferred stocks                                               2,667,692
     Common stocks                                                               75,853
     Mortgage loans                                                             398,401
     Other                                                                       31,642
                                                                            -----------
                                                                              3,173,588
                                                                            -----------
Net cash used in investing activities                                          (311,567)
                                                                            -----------


Financing Activities
Borrowed money                                                                   55,679
                                                                            -----------
Net cash provided by financing activities                                        55,679


Decrease in cash and short-term investments                                     (28,344)

Cash and short-term investments at beginning of year                             83,289
                                                                            -----------
Cash and short-term investments at end of year                               $   54,945
                                                                            ===========

                          PFL Life Insurance Company
                Notes to Financial Statements - Statutory Basis
                 For the Nine Months Ended September 30, 1999
                          (In Thousands) (Unaudited)


1. Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 1998.

                        PFL Life Insurance Company


                   Financial Statements - Statutory Basis


                 Years ended December 31, 1998, 1997 and 1996




                                   Contents
                                   --------

Report of Independent Auditors..................................  1

Audited Financial Statements

Balance Sheets - Statutory Basis................................  3
Statements of Operations - Statutory Basis......................  5
Statements of Changes in Capital and Surplus - Statutory Basis..  6
Statements of Cash Flows - Statutory Basis......................  7
Notes to Financial Statements - Statutory Basis.................  9


Statutory-Basis Financial Statement Schedules


Summary of Investments - Other Than Investments in
 Related Parties................................................ 32
Supplementary Insurance Information............................. 33
Reinsurance....................................................  35

                        Report of Independent Auditors



The Board of Directors
PFL Life Insurance Company


We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP

Des Moines, Iowa
February 19, 1999

                           PFL Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in thousands, except per share amounts)



                                                                         December 31
                                                                    1998             1997
                                                               --------------------------------

Admitted assets
Cash and invested assets:
 Cash and short-term investments                                    $   83,289       $   23,939
 Bonds                                                               4,822,442        4,913,144
 Stocks:
  Preferred                                                             14,754            2,750
  Common (cost: 1998 - $34,731; 1997 - $33,058)                         49,448           42,345
  Affiliated entities (cost: 1998 - $8,060; 1997 - $10,798)
                                                                         5,613            8,031
 Mortgage loans on real estate                                       1,012,433          935,207
 Real estate, at cost less accumulated depreciation ($9,500
  in 1998; $8,655 in 1997):
  Home office properties                                                 8,056            8,283
  Properties acquired in satisfaction of debt                           11,778           11,814
  Investment properties                                                 44,325           36,416
 Policy loans                                                           60,058           57,136
 Other invested assets                                                  76,482           29,864
                                                               --------------------------------
Total cash and invested assets                                       6,188,678        6,068,929

Premiums deferred and uncollected                                       15,318           16,101
Accrued investment income                                               65,308           69,662
Receivable from affiliate                                                  643                -
Federal income taxes recoverable                                           639                -
Transfers from separate accounts                                        70,866           60,193
Other assets                                                            29,511           37,624
Separate account assets                                              3,348,611        2,517,365
                                                               --------------------------------
Total admitted assets                                               $9,719,574       $8,769,874
                                                               ================================

    See accompanying notes.

                                                                         December 31
                                                                    1998             1997
                                                             ------------------------------
Liabilities and capital and surplus
Liabilities:
 Aggregate reserves for policies and contracts:
  Life                                                              $1,357,175   $  884,018
  Annuity                                                            3,925,293    4,204,125
  Accident and health                                                  205,736      169,328
 Policy and contract claim reserves:
  Life                                                                   9,101        8,635
  Accident and health                                                   48,906       57,713
 Other policyholders' funds                                            162,266      143,831
 Remittances and items not allocated                                    19,690      153,745
 Asset valuation reserve                                                91,588       69,825
 Interest maintenance reserve                                           50,575       30,287
 Federal income taxes payable                                                -        1,889
 Short-term notes payable to affiliates                                  9,421       16,400
 Other liabilities                                                      76,766       75,070
 Payable for securities                                                 57,645            -
 Payable to affiliates                                                       -       13,240
 Separate account liabilities                                        3,342,884    2,512,406
                                                             ------------------------------
Total liabilities                                                    9,357,046    8,340,512

Commitments and contingencies

Capital and surplus:
 Common stock, $10 par value, 500 shares authorized, 266
  issued and outstanding                                                 2,660        2,660
 Paid-in surplus                                                       154,282      154,282
 Unassigned surplus                                                    205,586      272,420
                                                             ------------------------------
Total capital and surplus                                              362,528      429,362
                                                             ------------------------------
Total liabilities and capital and surplus                           $9,719,574   $8,769,874
                                                             ==============================

   See accompanying notes.

                          PFL Life Insurance Company

                  Statements of Operations - Statutory Basis
                            (Dollars in thousands)

                                                                      Year ended December 31
                                                                      ----------------------
                                                              1998               1997              1996
                                                          ------------------------------------------------
Revenues:
 Premiums and other considerations, net of reinsurance:
  Life                                                    $  516,111         $  202,435         $  204,872
  Annuity                                                    667,920            657,695            725,966
  Accident and health                                        178,593            207,982            227,862
 Net investment income                                       446,984            446,424            428,337
 Amortization of interest maintenance reserve                  8,656              3,645              2,434
 Commissions and expense allowances on reinsurance ceded      32,781             49,859             73,931
                                                          ------------------------------------------------
                                                           1,851,045          1,568,040          1,663,402
Benefits and expenses:
 Benefits paid or provided for:
  Life and accident and health benefits                      135,184            146,583            147,024
  Surrender benefits                                         732,796            658,071            512,810
  Other benefits                                             152,209            126,495            101,288
  Increase (decrease) in aggregate reserves for
   policies and contracts:
   Life                                                      473,158            149,575            140,126
   Annuity                                                  (278,665)          (203,139)           188,002
   Accident and health                                        36,407             30,059             26,790
   Other                                                      17,550             16,998             19,969
                                                          ------------------------------------------------
                                                           1,268,639            924,642          1,136,009
 Insurance expenses:
  Commissions                                                136,569            157,300            177,466
  General insurance expenses                                  48,018             57,571             57,282
  Taxes, licenses and fees                                    19,166              8,715             13,889
  Net transfers to separate accounts                         265,702            297,480            171,785
  Other expenses                                               1,016                119                526
                                                          ------------------------------------------------
                                                             470,471            521,185            420,948
                                                          ------------------------------------------------
                                                           1,739,110          1,445,827          1,556,957
                                                          ------------------------------------------------

Gain from operations before federal income tax
 expense and net realized capital gains (losses)
 on investments                                              111,935            122,213            106,445
Federal income tax expense                                    49,835             43,381             41,177
                                                          ------------------------------------------------
Gain from operations before net realized capital
 gains (losses) on investments                                62,100             78,832             65,268

Net realized capital gains (losses) on investments (net
 of related federal income taxes and amounts transferred
 to interest maintenance reserve)                              3,398              7,159             (3,503)
                                                          ------------------------------------------------
Net income                                                $   65,498         $   85,991         $   61,765
                                                          ================================================

See accompanying notes.

                          PFL Life Insurance Company

        Statements of Changes in Capital and Surplus - Statutory Basis
                            (Dollars in thousands)

                                                                                                      Total
                                                      Common        Paid-in        Unassigned      Capital and
                                                      Stock         Surplus          Surplus         Surplus
                                                     ---------------------------------------------------------
Balance at January 1, 1996                           $ 2,660        $154,129       $ 220,739       $  377,528
 Net income                                                -               -          61,765           61,765
 Change in net unrealized capital gains                    -               -           2,351            2,351
 Change in non-admitted assets                             -               -            (148)            (148)
 Change in asset valuation reserve                         -               -         (10,930)         (10,930)
 Dividend to stockholder                                   -               -         (20,000)         (20,000)
 Prior period adjustment                                   -               -           5,025            5,025
 Surplus effect of sales of divisions                      -               -            (384)            (384)
 Surplus effect of ceding commissions
  associated with the sale of a division                   -               -              29               29
 Amendment of reinsurance agreement                        -               -             421              421
 Change in liability for reinsurance in
  unauthorized companies                                   -               -           2,690            2,690
                                                     --------------------------------------------------------
Balance at December 31, 1996                           2,660         154,129         261,558          418,347
 Capital contribution                                      -             153               -              153
 Net income                                                -               -          85,991           85,991
 Change in net unrealized capital gains                    -               -           3,592            3,592
 Change in non-admitted assets                             -               -            (481)            (481)
 Change in asset valuation reserve                         -               -         (14,974)         (14,974)
 Dividend to stockholder                                   -               -         (62,000)         (62,000)
 Surplus effect of sale of a division                      -               -            (161)            (161)
 Surplus effect of ceding commissions
  associated with the sale of a division                   -               -               5                5
 Amendment of reinsurance agreement                        -               -             389              389
 Surplus effect of reinsurance agreement                   -               -             402              402
 Change in liability for reinsurance in
  unauthorized companies                                   -               -          (1,901)          (1,901)
                                                     --------------------------------------------------------
Balance at December 31, 1997                           2,660         154,282         272,420          429,362
 Net income                                                -               -          65,498           65,498
 Change in net unrealized capital gains                    -               -           4,504            4,504
 Change in non-admitted assets                             -               -            (260)            (260)
 Change in asset valuation reserve                         -               -         (21,763)         (21,763)
 Dividend to stockholder                                   -               -        (120,000)        (120,000)
 Increase in liability for reinsurance in
  unauthorized companies                                   -               -           2,036            2,036
 Tax benefit on stock options exercised                    -               -           2,476            2,476
 Change in surplus in separate accounts                    -               -             675              675
                                                     --------------------------------------------------------
Balance at December 31, 1998                         $ 2,660        $154,282       $ 205,586       $  362,528
                                                     ========================================================

See accompanying notes.

                           PFL Life Insurance Company

                   Statements of Cash Flows - Statutory Basis
                             (Dollars in thousands)

                                                                            Year ended December 31
                                                                     1998               1997              1996
                                                                 -------------------------------------------------
Operating activities
Premiums and other considerations, net of reinsurance            $ 1,396,428        $ 1,119,936        $ 1,240,748
Net investment income                                                469,246            452,091            431,456
Life and accident and health claims                                 (138,249)          (154,383)          (147,556)
Surrender benefits and other fund withdrawals                       (732,796)          (658,071)          (512,810)
Other benefits to policyholders                                     (152,167)          (126,462)          (101,254)
Commissions, other expenses and other taxes                         (197,135)          (225,042)          (248,321)
Net transfers to separate accounts                                  (276,375)          (319,146)          (210,312)
Federal income taxes                                                 (72,176)           (47,909)           (35,551)
Cash paid in conjunction with an amendment of a
 reinsurance agreement                                                     -             (4,826)            (5,812)
Cash received in connection with a reinsurance agreement                   -              1,477                  -
Other, net                                                           (93,095)            89,693            (41,677)
                                                                 -------------------------------------------------
Net cash provided by operating activities                            203,681            127,358            368,911

Investing activities
Proceeds from investments sold, matured or repaid:
 Bonds and preferred stocks                                        3,347,174          3,284,095          2,112,831
 Common stocks                                                        34,564             34,004             27,214
 Mortgage loans on real estate                                       192,210            138,162             74,351
 Real estate                                                           5,624              6,897             18,077
 Cash received from ceding commissions
  associated with the sale of a division                                   -                  8                 45
 Other                                                                 7,210             57,683             22,568
                                                                 -------------------------------------------------
                                                                   3,586,782          3,520,849          2,255,086
Cost of investments acquired:
 Bonds and preferred stocks                                       (3,251,822)        (3,411,442)        (2,270,105)
 Common stocks                                                       (36,379)           (37,339)           (29,799)
 Mortgage loans on real estate                                      (257,039)          (159,577)          (324,381)
 Real estate                                                         (11,458)            (2,013)              (222)
 Policy loans                                                         (2,922)            (2,922)            (1,539)
 Cash paid in association with the sale of a
  division                                                                 -               (591)              (662)
 Other                                                               (44,514)           (15,674)            (6,404)
                                                                 -------------------------------------------------
                                                                  (3,604,134)        (3,629,558)        (2,633,112)
                                                                 -------------------------------------------------
Net cash used in investing activities                                (17,352)          (108,709)          (378,026)

                           PFL Life Insurance Company

                             (Dollars in thousands)

                                                                     Year ended December 31
                                                                     ----------------------
                                                            1998               1997              1996
                                                         -----------------------------------------------
Financing activities
Issuance (repayment) of short-term intercompany
 notes payable                                           $   (6,979)        $  16,400        $         -
Capital contribution                                              -               153                  -
Dividends to stockholder                                   (120,000)          (62,000)           (20,000)
                                                         -----------------------------------------------
Net cash used in financing activities                      (126,979)          (45,447)           (20,000)
                                                         -----------------------------------------------
Increase (decrease) in cash and short-term investments       59,350           (26,798)           (29,115)

Cash and short-term investments at beginning of year         23,939            50,737             79,852
                                                         -----------------------------------------------
Cash and short-term investments at end of year           $   83,289         $  23,939        $    50,737
                                                         ===============================================

See accompanying notes.

                           PFL Life Insurance Company

                Notes to Financial Statements - Statutory Basis
                             (Dollars in thousands)

                               December 31, 1998



1. Organization and Summary of Significant Accounting Policies

Organization

PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

In connection with the sale of certain affiliated business units, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

  . During 1996, the Company sold its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction resulted in the transfer of substantially all employees and office facilities to United Insurance Companies, Inc. ("UICI"). All inforce business will continue to be shared by UICI and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of UICI and will not be shared with the Company and its affiliates through coinsurance arrangements. As a result of the sale, during 1996 the Company transferred $123 in assets, substantially all of which was cash, and $70 of liabilities. The difference between the assets and liabilities of $(53) plus a tax credit of $19 was charged directly to unassigned surplus. During 1997, the Company transferred $591 in assets, substantially all of which was cash and $343 of liabilities. The difference between the assets and liabilities of $(248) net of a tax credit of $87 was charged directly to unassigned surplus.

  . On January 1, 1994, the Company entered into an agreement with a non-affiliate reinsurer to annually increase reinsurance ceded (primarily group health business) by 2-1/2% through 1997. As a result, during 1996, the Company transferred $5,991 in assets, including $5,812 of cash and short-term investments and liabilities of $6,146. The difference between the assets and liabilities of $155, plus a tax credit of $266 was credited directly to unassigned surplus. During 1997, the Company transferred $5,045 in assets, including $4,826 of cash and short-term investments, and liabilities of $5,164. The difference between the assets and liabilities of $119 plus a tax credit of $270 was credited directly to unassigned surplus.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

  . During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. During 1996, the Company paid $539 in association with this sale; the payment, net of a tax credit of $189, was charged directly to unassigned surplus. In addition, the Company received from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1996, the Company received $45 for ceding commissions; the commissions net of the related tax effect of $(16) were charged directly to unassigned surplus. Also, during 1996, the Company paid $539 in association with this sale; this payment, net of a tax credit of $189, was charged directly to unassigned surplus. In 1997, the Company received $8 for ceding commissions; the commissions net of the related tax effect of $3 were credited directly to unassigned surplus.

  . During 1997, the Company entered into a reinsurance agreement with a non-affiliate. As a result of the agreement, the Company received $1,480 of assets, including $1,477 of cash and short-term securities, and $861 of liabilities. The difference between the assets and liabilities of $619, net of a tax effect of $217 was credited directly to unassigned surplus.

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

In 1998, the National Association of Insurance Commissioners ("NAIC") adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of Iowa will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated and affiliated companies, which includes shares of mutual funds and real estate investment trusts, are carried at market value. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1998, 1997 and 1996, the Company excluded investment income due and accrued of $102, $177 and $1,541, respectively, with respect to such practices.

The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

The Company has entered into an interest rate cap agreement to hedge the exposure of changing interest rates. The cash flows from the interest rate cap will help offset losses that might occur from changes in interest rates. The cost of such agreement is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other invested assets.

Aggregate Policy Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $345,319, $281,095 and $227,864 in 1998, 1997 and 1996, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

                           PFL Life Insurance Company

                             (Dollars in thousands)



1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option Plan

AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

Reclassifications

Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

2. Fair Values of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                           PFL Life Insurance Company

                             (Dollars in thousands)



2. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

 Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

 Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds and real estate investment trusts, are based on quoted market prices.

 Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying value.

 Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

 Interest rate cap and interest rate swaps: Estimated fair value of the interest rate cap is based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                          PFL Life Insurance Company

                            (Dollars in thousands)

2. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                               December 31
                                                  1998                               1997
                                        --------------------------         --------------------------
                                        Carrying                           Carrying
                                          Value         Fair Value           Value         Fair Value
                                        --------------------------         --------------------------
 Admitted assets
 Cash and short-term investments        $   83,289      $   83,289         $   23,939      $   23,939

 Bonds                                   4,822,442       4,900,516          4,913,144       5,046,527
 Preferred stocks                           14,754          14,738              2,750           8,029
 Common stocks                              49,448          49,448             42,345          42,345
 Affiliated common stock                     5,613           5,613              8,031           8,031
 Mortgage loans on real estate           1,012,433       1,089,315            935,207         983,720
 Policy loans                               60,058          60,058             57,136          57,136
 Interest rate cap                           4,445             725              5,618           1,513
 Interest rate swaps                         1,916           6,667                  -           2,546
 Separate account assets                 3,348,611       3,348,611          2,517,365       2,517,365

 Liabilities
 Investment contract liabilities         4,084,683       4,017,509          4,345,181       4,283,461
 Separate account liabilities            3,271,005       3,213,251          2,452,205       2,452,205


3. Investments

The carrying value and estimated fair value of investments in debt securities were as follows:

                                                               Gross          Gross       Estimated
                                               Carrying      Unrealized     Unrealized      Fair
                                                Value          Gains          Losses        Value
                                              ------------------------------------------------------
December 31, 1998
Bonds:
  United States Government and agencies       $  150,085       $  2,841        $   321    $  152,605
  State, municipal and other government           62,948            918          1,651        62,215
  Public utilities                               139,732          5,053          2,555       142,230
  Industrial and miscellaneous                 2,068,086         78,141         34,493     2,111,734
  Mortgage and other asset-backed securities   2,401,591         45,185         15,044     2,431,732
                                              ------------------------------------------------------
                                               4,822,442        132,138         54,064     4,900,516
 Preferred stocks                                 14,754             75             91        14,738
                                              ------------------------------------------------------
                                              $4,837,196       $132,213        $54,155    $4,915,254
                                              ======================================================

                          PFL Life Insurance Company

                            (Dollars in thousands)


3. Investments (continued)

                                                                  Gross          Gross        Estimated
                                                  Carrying      Unrealized     Unrealized       Fair
                                                   Value          Gains          Losses         Value
                                                 ------------------------------------------------------
   December 31, 1997
   Bonds:
     United States Government and agencies       $  188,241       $  2,562        $    21    $  190,782
     State, municipal and other government           61,532          2,584          1,774        62,342
     Public utilities                               121,582          5,384          2,952       124,014
     Industrial and miscellaneous                 1,955,587         85,233          7,752     2,033,068
     Mortgage and other asset-backed
      securities                                  2,586,202         55,382          5,263     2,636,321
                                                 ------------------------------------------------------
                                                  4,913,144        151,145         17,762     5,046,527
    Preferred stocks                                  2,750          5,279              -         8,029
                                                 ------------------------------------------------------
                                                 $4,915,894       $156,424        $17,762    $5,054,556
                                                 ======================================================

The carrying value and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                         Carrying        Estimated
                                                                          Value          Fair Value
                                                                        ---------------------------
    Due in one year or less                                             $  151,747       $  148,410
    Due after one year through five years                                1,211,064        1,232,329
    Due after five years through ten years                                 753,543          761,787
    Due after ten years                                                    304,497          326,258
                                                                        ---------------------------
                                                                         2,420,851        2,468,784
    Mortgage and other asset-backed securities                           2,401,591        2,431,732
                                                                        ---------------------------
                                                                        $4,822,442       $4,900,516
                                                                        ===========================

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

A detail of net investment income is presented below:

                                                                     Year ended December 31
                                                               1998            1997           1996
                                                            ----------------------------------------
   Interest on bonds and notes                              $374,478        $373,496        $364,356
   Dividends on equity investments                             1,357           1,460           1,436
   Interest on mortgage loans                                 77,960          80,266          69,418
   Rental income on real estate                                6,553           7,501           9,526
   Interest on policy loans                                    4,080           3,400           3,273
   Other investment income                                     2,576             613           1,799
                                                            ----------------------------------------
   Gross investment income                                   467,004         466,736         449,808

   Investment expenses                                        20,020          20,312          21,471
                                                            ----------------------------------------
   Net investment income                                    $446,984        $446,424        $428,337
                                                            ========================================

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                               Year ended December 31
                                                         1998              1997             1996
                                                      ---------------------------------------------
  Proceeds                                            $3,347,174        $3,284,095       $2,112,831
                                                      =============================================

  Gross realized gains                                $   48,760        $   30,094       $   19,876
  Gross realized losses                                   (8,072)          (17,265)         (19,634)
                                                      ---------------------------------------------
  Net realized gains                                  $   40,688        $   12,829       $      242
                                                      =============================================

At December 31, 1998, investments with an aggregate carrying value of $5,935,160 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                           PFL Life Insurance Company

                             (Dollars in thousands)



3.   Investments (continued)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                           Realized
                                                       ----------------------------------------------
                                                                    Year ended December 31
                                                                    ----------------------
                                                              1998            1997           1996
                                                       ----------------------------------------------
 Debt securities                                              $ 40,688        $ 12,829        $   242
 Short-term investments                                          1,533             (19)          (197)
 Equity securities                                                (879)          6,972          1,798
 Mortgage loans on real estate                                  12,637           2,252         (5,530)
 Real estate                                                     3,176           4,252          1,210
 Other invested assets                                          (2,523)          1,632             12
                                                       ----------------------------------------------
                                                                54,632          27,918         (2,465)

 Tax effect                                                    (22,290)        (10,572)        (1,235)
 Transfer to interest maintenance reserve                      (28,944)        (10,187)           197
                                                       ----------------------------------------------
 Net realized gains (losses)                                  $  3,398        $  7,159        $(3,503)
                                                       ==============================================

                                                                  Change in Unrealized
                                                  -------------------------------------------------
                                                                  Year ended December 31
                                                                  ----------------------
                                                         1998            1997             1996
                                                  -------------------------------------------------
 Debt securities                                          $(60,604)        $40,289        $(115,867)
 Equity securities                                           5,750           5,653            2,929
 Change in unrealized appreciation (depreciation)
                                                          $(54,854)        $45,942        $(112,938)
                                                  =================================================

Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                                         December 31
                                                                         -----------
                                                              1998           1997          1996
                                                        -------------------------------------------
 Unrealized gains                                              $15,980       $10,356        $ 9,590
 Unrealized losses                                              (3,710)       (3,836)        (8,723)
                                                        -------------------------------------------
 Net unrealized gains                                          $12,270       $ 6,520        $   867
                                                        ===========================================

                           PFL Life Insurance Company

                             (Dollars in thousands)



3.   Investments (continued)

During 1998, the Company issued mortgage loans with interest rates ranging from 5.88% to 7.86%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90% for commercial loans and 95% for residential loans. Mortgage loans with a carrying value of $245 were non-income producing for the previous twelve months. Accrued interest of $89 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 1998 and 1997, the Company held a mortgage loan loss reserve in the asset valuation reserve of $16,104 and $11,985, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

              Geographic Distribution                               Property Type Distribution
---------------------------------------------------     -----------------------------------------------
                                     December 31                                         December 31
                                     -----------                                         -----------
                                   1998      1997                                      1998       1997
                               --------------------                                --------------------

South Atlantic                     32%          29%         Retail                     35%           35%
E. North Central                   16           12          Office                     30            31
Pacific                            15           15          Industrial                 21             6
Mountain                           10           10          Apartment                  12            14
Middle Atlantic                    10            7          Other                       2            14
W. South Central                    6            9
W. North Central                    5            6
E. South Central                    3            8
New England                         3            4


At December 31, 1998, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

                           PFL Life Insurance Company

                             (Dollars in thousands)



3.   Investments (continued)

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. These instruments include interest rate exchange agreements (swaps and caps), options, and commitments to extend credit and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 1998 and 1997, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                          Notional Amount
                                                                        1998            1997
                                                                 --------------------------------
 Derivative securities:
  Interest rate swaps:
   Receive fixed - pay floating                                      $100,000          $100,000
   Receive floating (uncapped) - pay floating (capped)                 53,011            67,229
   Receive floating (LIBOR) - pay floating (S&P)                       60,000                 -
  Interest rate cap agreements                                        500,000           500,000


4.   Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

                           PFL Life Insurance Company

                             (Dollars in thousands)



4.   Reinsurance (continued)

Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                     1998              1997              1996
                                             -----------------------------------------------------
 Direct premiums                                     $1,533,822       $1,312,446        $1,457,450
 Reinsurance assumed                                      2,366            2,038             1,796
 Reinsurance ceded                                     (173,564)        (246,372)         (300,546)
                                             -----------------------------------------------------
 Net premiums earned                                 $1,362,624       $1,068,112        $1,158,700
                                             =====================================================


The Company received reinsurance recoveries in the amount of $173,297, $183,638 and $168,155 during 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $47,956 and $60,437, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1998 and 1997 of $2,163,905 and $2,434,130, respectively.

At December 31, 1998, amounts recoverable from unauthorized reinsurers of $55,379 (1997 - $73,080) and reserve credits for reinsurance ceded of $49,835 (1997 - $78,838) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $106,226 at December 31, 1998 that can be drawn on for amounts that remain unpaid for more than 120 days.

5.   Income Taxes

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

                           PFL Life Insurance Company

                             (Dollars in thousands)



5. Income Taxes (continued)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                                Year ended December 31
                                                                ----------------------
                                                         1998            1997            1996
                                                     -----------------------------------------------
 Computed tax at federal statutory rate (35%)        $39,177           $42,775         $37,256
 Tax reserve adjustment                                  607             2,004           2,211
 Excess tax depreciation                                (223)             (392)           (384)
 Deferred acquisition costs - tax basis               11,827             4,308           5,583
 Prior year under (over) accrual                       1,750            (1,016)           (499)
 Dividend received deduction                          (1,053)             (941)           (454)
 Charitable contribution                                   -              (848)              -
 Other items - net                                    (2,250)           (2,509)         (2,536)
                                                     -----------------------------------------------
 Federal income tax expense                          $49,835           $43,381         $41,177
                                                     ===============================================

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1998). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1987. During 1996, there was a $5,025 prior period adjustment to the tax accrual. This included a $2,100 writeoff of an intangible asset for tax purposes, and a federal income tax refund of $1,829 for tax years 1984 through 1986 and related interest of $1,686, net of a tax effect of $590. An examination is underway for years 1993 through 1995.

                           PFL Life Insurance Company

                             (Dollars in thousands)



6. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                                  December 31
                                                                 -------------
                                                    1998                              1997
                                       ----------------------------     -----------------------------
                                                           Percent                          Percent
                                             Amount       of Total            Amount        of Total
                                       ----------------------------     -----------------------------
 Subject to discretionary withdrawal
  with market value adjustment            $   82,048           1%          $    8,912           0%
  Subject to discretionary withdrawal
  at book value less surrender charge        515,778           5              755,300           8
  Subject to discretionary withdrawal
  at market value                          3,211,896          34            2,454,845          27
  Subject to discretionary withdrawal
  at book value (minimal or no charges
  or adjustments)                          5,519,265          58            5,821,049          63
  Not subject to discretionary
  withdrawal provision                       228,030           2              203,522           2
                                      ----------------------------     -----------------------------
                                           9,557,017         100%           9,243,628         100%
 Less reinsurance ceded                    2,124,769                        2,372,495
                                      ----------------                 ----------------
 Total policy reserves on annuities
  and deposit fund liabilities            $7,432,248                       $6,871,134
                                      ================                 ================

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                            1998           1997            1996
                                                      ----------------------------------------------
Transfers as reported in the summary of operations of
 the separate accounts statement:
 Transfers to separate accounts                       $345,319       $281,095        $227,864
 Transfers from separate accounts                       79,808          9,819          75,172
                                                     ----------------------------------------------
 Net transfers to separate accounts                    265,511        271,276         152,692

 Reconciling adjustments - charges for investment
  manage-ment, administration fees and contract            191         26,204          19,093
  guarantees
                                                     ----------------------------------------------
 Transfers as reported in the summary of operations
  of the life, accident and health annual statement   $265,702       $297,480        $171,785
                                                      ==============================================

                           PFL Life Insurance Company

                             (Dollars in thousands)



6. Policy and Contract Attributes (continued)

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1998 and 1997, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                      Gross          Loading          Net
                                                  --------------------------------------------------
December 31, 1998
Life and annuity:
  Ordinary direct first year business             $ 3,346           $2,500          $   846
  Ordinary direct renewal business                  21,435           6,365           15,070
  Group life direct business                         1,171             536              635
  Reinsurance ceded                                 (1,367)            (44)          (1,323)
                                                 --------------------------------------------------
                                                    24,585           9,357           15,228
 Accident and health:
  Direct                                               108               -              108
  Reinsurance ceded                                    (18)              -              (18)
                                                 --------------------------------------------------
 Total accident and health                              90               -               90
                                                 -------------------------------------------------
                                                   $24,675          $9,357          $15,318
                                                 ==================================================

 December 31, 1997
 Life and annuity:
  Ordinary direct first year business                2,316          $1,698          $   618
  Ordinary direct renewal business                  22,724           6,834           15,890
  Group life direct business                         1,523             646              877
  Reinsurance ceded                                 (1,464)            (81)          (1,383)
                                                 --------------------------------------------------
                                                    25,099           9,097           16,002
 Accident and health:
  Direct                                               148               -              148
  Reinsurance ceded                                    (49)              -              (49)
                                                 --------------------------------------------------
 Total accident and health                              99               -               99
                                                 --------------------------------------------------
                                                   $25,198          $9,097          $16,101
                                                 ==================================================

At December 31, 1998 and 1997, the Company had insurance in force aggregating $44,233 and $69,271, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $998 and $1,128 to cover these deficiencies at December 31, 1998 and 1997, respectively.

                               PFL Life Insurance Company

                             (Dollars in thousands)



7. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 1999, without the prior approval of insurance regulatory authorities, is $62,100.

The Company paid dividends to its parent of $120,000, $62,000 and $20,000 in 1998, 1997 and 1996, respectively.


8. Retirement and Compensation Plans

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $380, $422 and $1,056 for the years ended December 31, 1998, 1997 and 1996, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $233, $226 and $297 for the years ended December 31, 1998, 1997 and 1996, respectively.

                          PFL Life Insurance Company

                             (Dollars in thousands)



8. Retirement and Compensation Plans (continued)

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $62, $62 and $184 for the years ended December 31, 1998, 1997 and 1996, respectively.


9. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1998, 1997 and 1996, the Company paid $18,706, $18,705 and $17,028, respectively, for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate of 4.95% at December 31, 1998. During 1998, 1997 and 1996, the Company paid net interest of $1,491, $1,188 and $174, respectively, to affiliates.

During 1997, the Company received a capital contribution of $153 in cash from its parent.

At December 31, 1998 and 1997, the Company has short-term notes payable to an affiliate of $9,421 and $16,400, respectively. Interest on these notes accrues at rates ranging from 5.13% to 5.52% at December 31, 1998 and at 5.60% at December 31, 1997.

                           PFL Life Insurance Company

                             (Dollars in thousands)



9.  Related Party Transactions (continued)

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Premiums of $174,000 related to these policies were recognized during the year, and aggregate reserves for policies and contracts are $181,720 at December 31, 1998.


10. Commitments and Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $17,901 and $17,700 and an offsetting premium tax benefit of $7,631 and $7,984 at December 31, 1998 and 1997, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $1,985, $(975) and $2,617 for December 31, 1998, 1997 and 1996, respectively.


11. Year 2000 (Unaudited)

The term Year 2000 issue generally refers to the improper processing of dates and incorrect date calculations that might occur in computer software and hardware and embedded systems as the Year 2000 is approached. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of 00 as the year 1900 rather than the year 2000.

The Company has developed a Year 2000 Project Plan (the Plan) to address the Year 2000 issue as it affects the Company's internal IT ("Information Technology") and non-IT systems, and to assess Year 2000 issues relating to third parties with whom the Company has critical relationships.

                           PFL Life Insurance Company

                             (Dollars in thousands)



11. Year 2000 (Unaudited) (continued)

The Plan for addressing internal systems generally includes an assessment of internal IT and non-IT systems and equipment affected by the Year 2000 issue; definition of strategies to address affected systems and equipment; remediation of identified systems and equipment; internal testing and certification that each internal system is Year 2000 compliant; and a review of existing and revised business resumption and contingency plans to address potential Year 2000 issues. The Company has remediated and tested substantially all of its mission-critical internal IT systems as of December 31, 1998. The Company continues to remediate and test certain non-critical internal IT systems, internal non-IT systems and will continue with a revalidation testing program throughout 1999.

The Company's Year 2000 issues are more complex because a number of its systems interface with other systems not under the Company's control. The Company's most significant interfaces and uses of third-party vendor systems are in the bank, financial services and trust areas. The Company utilizes various banks to handle numerous types of financial and sales transactions. Several of these banks also provide trustee and custodial services for the Company's investment holdings and transactions. These services are critical to a financial services company such as the Company as its business centers around cash receipts and disbursements to policyholders and the investment of policyholder funds. The Company has received written confirmation from its vendor banks regarding their status on Year 2000. The banks indicate their dedication to resolving any Year 2000 issues related to their systems and services prior to December 31, 1999. The Company anticipates that a considerable effort will be necessary to ensure that its corrected or new systems can properly interface with those business partners with whom it transmits and receives data and other information (external systems). The Company has undertaken specific testing regimes with these third-party business partners and expects to continue working with its business partners on any interfacing of systems. However, the timing of external system compliance cannot currently be predicted with accuracy because the implementation of Year 2000 readiness will vary from one company to another.

The Company does have some exposure to date-sensitive embedded technology such as micro-controllers, but the Company views this exposure as minimal. Unlike other industries that may be equipment intensive, like manufacturing, the Company is a life insurance, and financial services organization providing insurance annuities and pension products to its customers. As such, the primary equipment and electronic devices in use are computers and telephone-related equipment. This type of hardware can have date-sensitive embedded technology which could have Year 2000 problems. Because of this exposure, the Company has reviewed its computer hardware and telephone systems, with assistance from the applicable vendors, and has upgraded, or replaced, or is in the process of replacing any equipment that will not properly process date-sensitive data in the Year 2000 or beyond.

                           PFL Life Insurance Company

                             (Dollars in thousands)



11. Year 2000 (Unaudited) (continued)

For the Company, a reasonably likely worst case scenario might include one or more of the Company's significant policyholder systems being non-compliant. Such an event could result in a material disruption of the Company's operations. Specifically, a number of the Company's operations could experience an interruption in the ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, dependent upon its duration, have a material impact on the Company's business and financial condition. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period could have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 business resumption contingency planning in 1999 by modifying its existing business resumption and disaster recovery plans to address potential Year 2000 issues.

The actions taken by management under the Year 2000 Project Plans are intended to significantly reduce the Company's risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, the Company's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. It is anticipated that there may be problems that will have to be resolved in the ordinary course of business on and after the Year 2000. However, the Company does not believe that the problems will have a material adverse affect on the Company's operations or financial condition.

                           PFL Life Insurance Company

                      Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in thousands)

                               December 31, 1998


SCHEDULE I


                                                                                          Amount at Which
                                                                          Market           Shown in the
            Type of Investment                       Cost (1)              Value           Balance Sheet
 ----------------------------------------------------------------------------------------------------------
Fixed maturities
Bonds:
 United States Government and government
  agencies and authorities                          $  926,370           $  943,313             $  926,370
 States, municipalities and political
  subdivisions                                         107,975              114,146                107,975
 Foreign governments                                    54,670               53,950                 54,670
 Public utilities                                      139,732              142,230                139,732
 All other corporate bonds                           3,593,695            3,646,877              3,593,695
Redeemable preferred stock                              14,754               14,738                 14,754
                                              ---------------------------------------------------------------
 Total fixed maturities                               4,837,196            4,915,254              4,837,196

Equity securities
Common stocks:
 Affiliated entities                                     8,060                5,613                  5,613
 Banks, trust and insurance                              5,935                7,193                  7,193
 Industrial, miscellaneous and all other                28,796               42,255                 42,255
                                              ---------------------------------------------------------------
Total equity securities                                 42,791               55,061                 55,061

Mortgage loans on real estate                        1,012,433                                   1,012,433
Real estate                                             52,381                                      52,381
Real estate acquired in satisfaction of  debt           11,778                                      11,778
Policy loans                                            60,058                                      60,058
Other long-term investments                             76,482                                      76,482
Cash and short-term investments                         83,289                                      83,289
                                              ----------------                            ----------------
Total investments                                   $6,176,408                                  $6,188,678
                                              ================                            ================


(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                           PFL Life Insurance Company

                      Supplementary Insurance Information
                             (Dollars in thousands)



SCHEDULE III

                                                  Future Policy                           Policy and
                                                  Benefits and          Unearned           Contract
                                                    Expenses            Premiums          Liabilities
                                                 -----------------------------------------------------
Year ended December 31, 1998
Individual life                                    $1,355,283            $      -         $ 8,976
Individual health                                      94,294               9,631          12,123
Group life and health                                  93,405              10,298          36,908
Annuity                                             3,925,293                   -               -
                                                 ---------------------------------------------------
                                                   $5,468,275            $ 19,929         $58,007
                                                 ===================================================

Year ended December 31, 1997
Individual life                                    $  882,003            $      -         $ 8,550
Individual health                                      62,033               9,207          12,821
Group life and health                                  88,211              11,892          44,977
Annuity                                             4,204,125                   -               -
                                                 ----------------------------------------------------
                                                   $5,236,372            $ 21,099         $66,348
                                                 ====================================================

Year ended December 31, 1996
Individual life                                    $  734,350            $      -         $ 7,240
Individual health                                      39,219               8,680          13,631
Group life and health                                  78,418              14,702          53,486
Annuity                                             4,408,419                   -               -
                                                 ----------------------------------------------------
                                                   $5,260,406            $ 23,382         $74,357
                                                 ====================================================

                    Net        Benefits, Claims Losses
   Premium       Investment       and Settlement          Other Operating       Premiums
   Revenue        Income*           Expenses                  Expenses*         Written
--------------------------------------------------------------------------------------------------
  $  514,194     $ 85,258      $  545,720                 $  87,455                     -
      68,963        8,004          48,144                    30,442             $  68,745
     111,547       11,426          82,690                    54,352               108,769
     667,920      342,296         592,085                   298,222                     -
------------------------------------------------------------------------------
  $1,362,624     $446,984       $1,268,639                $ 470,471
==============================================================================

  $  200,175     $ 75,914       $  211,921                $  36,185                     -
      63,548        5,934           37,706                   29,216             $  63,383
     146,694       11,888          103,581                   91,568               143,580
     657,695      352,688          571,434                  364,216                     -
------------------------------------------------------------------------------
  $1,068,112     $446,424       $  924,642                $ 521,185
==============================================================================

  $  202,082     $ 66,538       $  197,526                $  38,067                     -
      55,871        5,263           32,903                   29,511             $  55,678
     174,781       12,877          105,459                  122,953               171,320
     725,966      343,659          800,121                  230,417                     -
------------------------------------------------------------------------------
  $1,158,700     $428,337       $1,136,009                $ 420,948
==============================================================================


* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL Life Insurance Company

                                  Reinsurance
                             (Dollars in thousands)


SCHEDULE IV

                                        Ceded to          Assumed From                    Percentage of
                            Gross        Other               Other                        Amount Assumed
                           Amount      Companies           Companies        Net Amount      to Net
                          ---------------------------------------------------------------------------------
Year ended December 31,
 1998
Life insurance in force    $6,384,095        $438,590         $39,116      $5,984,621         .6%
                           =============================================================================

Premiums:
 Individual life           $  515,164        $  3,692         $ 2,366      $  513,838         .5%
 Individual health             76,438           7,475               -          68,963          -
 Group life and health        255,848         144,301               -         111,547          -
 Annuity                      686,372          18,096               -         668,276          -
                           -----------------------------------------------------------------------------
                           $1,533,822        $173,564         $ 2,366      $1,362,624         .2%
                           =============================================================================

Year ended December 31,
 1997
Life insurance in force    $5,025,027        $420,519         $35,486      $4,639,994         .8%
                           =============================================================================

Premiums:
 Individual life           $  201,691        $  3,554         $ 2,038      $  200,175        1.0%
 Individual health             73,593          10,045               -          63,548          -
 Group life and health        339,269         192,575               -         146,694          -
 Annuity                      697,893          40,198               -         657,695          -
                           -----------------------------------------------------------------------------
                           $1,312,446        $246,372         $ 2,038      $1,068,112         .2%
                           =============================================================================


Year ended December 31,
 1996
Life insurance in force    $4,863,416        $477,112         $30,685      $4,416,989         .7%
                           =============================================================================

Premiums:
 Individual life           $  204,144        $  3,858         $ 1,796      $  202,082         .9%
 Individual health             68,699          12,828               -          55,871          -
 Group life and health        390,296         215,515               -         174,781          -
 Annuity                      794,311          68,345               -         725,966          -
                           -----------------------------------------------------------------------------
                           $1,457,450        $300,546         $ 1,796      $1,158,700         .2%
                           =============================================================================

                                   PART II.
                               OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


               REPRESENTATION PURSUANT TO SECTION 26(e) (2) (A)


     PFL Life Insurance Company ("PFL Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 51 pages
     The undertaking to file reports

     Representation Pursuant to Section 26(e) (2) (A)

     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)  Richard R. Greer, Actuary
     (b)  Frank A. Camp, Esq.
     (c)  Sutherland Asbill & Brennan LLP
     (d)  Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
    A. (1) Resolutions of the Board of Directors of PFL Life establishing the Separate Account (6)
        (2)  Not Applicable
        (3)  Distribution of Policies:
             (a)  Form of Principal Underwriting Agreement (10)
             (b) Form of Broker-Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker-Dealer (4)
        (4)  Not Applicable
        (5)  Specimen Flexible Premium Variable Life Insurance Policy (9)
        (6)  (a)  Certificate of Incorporation of PFL Life (2)
             (b)  By-Laws of PFL Life (2)
        (7)  Not Applicable
        (8)  Participation Agreements:
             (a) Among MFS Variable Insurance Trust and PFL Life and Massachusetts Financial Services Company (6)
             (b) Among AIM Variable Insurance Funds, Inc., PFL Life and AFSG Securities Corporation (4)
             (c)  Among PFL Life and Dreyfus Variable Investment Fund (7)
             (d) Amendment to Participation Agreement Among PFL Life and Dreyfus Variable Investment Fund (6)
             (e) Amendment to Participation Agreement Among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and PFL
                  Life (6)
             (f) Among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and PFL Life (4)
             (g) Among WRL Series Fund, Inc. and PFL Life and AUSA Life Insurance Company, Inc. and amendments thereto (3)
             (h)  Amendments dated November 27, 1998 to Participation
                  Agreements:
                  (i) Among MFS Variable Insurance Trust, Massachusetts Financial Services Company and PFL Life (8)
                  (ii)   Among PFL Life and Dreyfus Variable Investment Fund (8)
                  (iii) Among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and PFL Life (8)
                  (iv) Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., PFL Life and AFSG Securities Corporation (8)
                  (v) Among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (8)
             (i)  Amendments dated August 1, 1999 to Participation Agreements:
                  (i) Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., PFL Life and AFSG Securities Corporation (10)
                  (ii) MFS Variable Insurance Trust, Massachusetts Financial Services Company and PFL Life (10)
                  (iii) WRL Series Fund, Inc. PFL Life and AUSA Life Insurance Company, Inc. (10)

        (9)  Not Applicable
        (10) Application for Flexible Premium Variable Life Insurance Policy (9)
        (11) Memorandum describing issuance, transfer and redemption procedures
             (10)

2.  See Exhibit 1.A.

3.  Opinion of Counsel as to the legality of the securities being registered
    (11)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.  Not Applicable

6. Opinion and consent of Richard R. Greer as to actuarial matters pertaining to the securities being registered (10)

7.  Consent of Frank A. Camp, Esq. (10)

8.  Consent of Sutherland Asbill & Brennan LLP (10)

9.  Consent of Ernst & Young LLP (10)

10. Powers of Attorney (9)

__________________
(1) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-92226) filed on
     July 10, 1998 and hereby is incorporated by reference.
(2) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed on
     February 27, 1998 and is hereby incorporated by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-26209) filed on
     April 29, 1998 and is hereby incorporated by reference.
(4) This exhibit was previously filed on Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File 333-07509) filed on April 30, 1998 and is hereby incorporated by reference.
(5) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File 333-07509) filed on December 6, 1996 and is hereby incorporated by reference.
(6) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-68087) filed on November 30, 1998 and is hereby incorporated by reference.
(7) This exhibit was previously filed on the Initial Registration Statement on Form N-4 (File 333-26209) filed on April 30, 1997 and is hereby incorporated by reference.
(8) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-68087) filed June 8, 1999 and is incorporated by reference.
(9) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-86231) filed August 31, 1999 and is incorporated by reference.

(10) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-86231) filed on December 29, 1999 and is incorporated by reference.
(11) Filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Legacy Builder Variable Life Separate Account, has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, Iowa on the 19th day of January, 2000.

(Seal)                                  LEGACY BUILDER VARIABLE LIFE
                                        SEPARATE ACCOUNT

                                        PFL LIFE INSURANCE COMPANY
                                        Depositor

                                        WILLIAM L. BUSLER*
                                        -----------------------------
                                        William L. Busler, President


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                              TITLE                    DATE
                              -----                    ----

PATRICK S. BAIRD*          Director                  January 19, 2000
---------------------
Patrick S. Baird

CRAIG D. VERMIE*           Director                  January 19, 2000
---------------------
Craig D.  Vermie

WILLIAM L. BUSLER*         Director                  January 19, 2000
---------------------      (Principal Executive
William L. Busler          Officer)


LARRY N. NORMAN*           Director                  January 19, 2000
---------------------
Larry N. Norman

DOUGLAS C. KOLSRUD*        Director                  January 19, 2000
---------------------
Douglas C. Kolsrud

ROBERT J. KONTZ*           Corporate Controller      January 19, 2000
---------------------
Robert J. Kontz*

BRENDA K. CLANCY*          Treasurer                 January 19, 2000
---------------------
Brenda K. Clancy**

** Principal Accounting Officer


*  /s/  Frank A. Camp
 ---------------------
     Frank A. Camp
     Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION OF EXHIBIT
-----------        ----------------------

3 Opinion of Counsel as to the Legality of the Securities being Registered